FIRST PACIFIC

First Pacific Company Limited

Stock Code : 00142



Creating long-term value in Asia

Interim Report 2009

Vision

Creating long-term value in Asia

Mission

- Active management
- Enhancing potential
- Enriching lives

Corporate Profile

First Pacific is a Hong Kong-based investment and management company with operations located in Asia. Its principal business interests relate to Telecommunications, Infrastructure, Consumer Food Products and Natural Resources.

Listed in Hong Kong, First Pacific's shares are also available in the United States through American Depositary Receipts.

As at 4 September 2009, First Pacific's economic interest in PLDT is 26.5%, in MPIC 90.2%, in Indofood 50.1% and in Philex 25.9%.

First Pacific's principal investments are summarized on page 60.

Contents

Inside front cover	Vision, Mission and Corporate Profile
1	Half-Year Financial Highlights
2	2009 Goals: Half-Year Review
5	Review of Operations
26	Financial Review
33	Condensed Interim Financial Statements
38	Notes to the Condensed Interim Financial Statements
52	Review Report of the Independent Auditors
53	Review Statement of the Audit Committee
54	Corporate Governance Report
56	Interests of Directors and Substantial Shareholders
58	Purchase, Sale or Redemption of Listed Securities
59	Information for Investors
60	Summary of Principal Investments

Half-Year Financial Highlights

Contribution from Operations
US$ millions



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05
06
07
08
09

Recurring Profit
US$ millions



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09

Financial Summary

For the six months ended 30 June US$ millions	**2009**	2008 (Restated)[i]	change
Turnover	**1,809.1**	2,044.8	-11.5%
Contribution from operations	**151.4**	158.6	-4.5%
Recurring profit	**127.5**	126.5	+0.8%
Foreign exchange and derivative gains/(losses)	**3.3**	(4.8)	-
Gain on changes in fair value of plantations	**8.4**	12.7	-33.9%
Non-recurring items	**25.1**	22.4	+12.1%
Profit attributable to owners of the parent	**164.3**	156.8	+4.8%

US$ millions	**At 30 June 2009**	At 31 December 2008	change
Total assets	**7,569.4**	7,199.0	+5.1%
Net debt	**2,677.4**	2,520.8	+6.2%
Equity attributable to owners of the parent	**1,327.0**	1,130.1	+17.4%
Total equity	**2,737.1**	2,375.2	+15.2%

Per Share Data

For the six months ended 30 June U.S. cents	**2009**	2008	change
Recurring profit	**3.97**	3.92	+1.3%
Basic earnings	**5.11**	4.86	+5.1%
Dividend	**0.51**	0.38	+34.2%

	At 30 June 2009	At 31 December 2008	change
Adjusted net asset value (NAV)			
– U.S. dollars	**1.17**	0.77	+51.9%
– HK dollars	**9.15**	5.97	+53.3%

Financial Ratio

Times	**At 30 June 2009**	At 31 December 2008	change
Gearing ratio[ii]			
– Consolidated	**0.98**	1.06	-7.5%
– Head Office	**0.44**	0.47	-6.4%

(i) Refer to Note 21 of the Condensed Interim Financial Statements
(ii) Calculated as net debt divided by total equity

2009 Goals: Half-Year Review

FIRST PACIFIC

Goal: Enhance the profitability of operating companies, in particular continue to improve the profitability of MPIC and of PLDT
Achievement: Achieved. Recurring profit slightly increased to US$127.4 million from US$126.5 million. MPIC's operational performance was strong across its three businesses, PLDT sustained growth, and whilst Indofood was adversely impacted by lower commodity prices, strong performance in its other businesses partially offset this impact. Philex suffered from lower commodity prices and slightly reduced ore milled as demand declined.

Goal: Manage the projected profitability of Indofood given the downturn in the CPO prices which will impact the profitability of Agribusiness
Achievement: Ongoing. The business development, particularly in the Consumer Branded Products division, has broadened the portfolio and thus together with improved performance generally reduced the impact from the significant downturn in the Agribusiness.

Goal: Continue to evaluate complementary investment opportunities in telecoms, infrastructure, consumer products and natural resources in the emerging markets of Asia
Achievement: Ongoing. First Pacific continues to review mining opportunities given that there are significant mining reserves and a more favorable regulatory environment in the Philippines; MPIC continues to study other water distribution concessions and enhancements to its tollroad portfolio along with other infrastructure opportunities. PLDT through Piltel completed its investment in Meralco in July. MPIC plans to complete its investment in Meralco by October 2009 and intends to acquire further shares in Meralco when opportunities arise.

Goal: Manage capital within the Group's financial resources and its overall investment plans to enhance shareholder returns
Achievement: Ongoing. First Pacific share price up 65% while the Hang Seng Index increased 28% during the period. The Board has declared an interim cash dividend of HK4.00 cents (U.S. 0.51 cent) per ordinary share, an increase of 33% over the previous period.

PLDT

Goal: Sustain wireless and broadband growth momentum
Achievement: Achieved and ongoing. Combined 2G/3G subscriber bases of Smart and Piltel grew 16% year-on-year to 38.5 million. Total broadband subscribers – DSL fixed and wireless - grew 26% to over a million. PLDT Group consolidated service revenues increased 4% to Pesos 72.9 billion (US$1,516.9 million) from Pesos 70.3 billion (US$1,662.7 million) the previous period.

Goal: Manage transformation to next generation network
Achievement: Ongoing. The transformation of PLDT fixed line network to the all-IP next generation network (NGN) from the traditional circuit-switched network continues, comprises both internal and outside plant facilities, align internal processes and human resources-related initiatives. The full migration to NGN is expected by 2012.

Goal: Achieve improved operating results from ePLDT
Achievement: Achieved and ongoing. Service revenues increased 5% to Pesos 5.2 billion (US$108.2 million) from Pesos 5.0 billion (US$118.3 million), while EBITDA margin was stable at 10% compared to the same period last year.

Goal: Conclude Piltel's proposed acquisition of a 20% interest in Manila Electric Company
Achievement: Achieved. The acquisition was completed on 14 July 2009 when Piltel fully paid Pesos 20.1 billion (US$417.6 million) for the 20% stake in Meralco. Three nominees from the group were elected to Meralco's board at Meralco Annual General Meeting held on 26 May 2009. The CFO of Meralco nominated by the group assumed the position on 1 July 2009.

METRO PACIFIC INVESTMENTS

Goal: Conclude the proposed acquisition of a 10.17% interest in Manila Electric Company and play a key role in improving the financial performance of Meralco
Achievement: Ongoing. MPIC has agreed to acquire 12.96% interest in Meralco from the Beneficial Trust Fund (BTF) of PLDT and Crogan Limited (a wholly-owned subsidiary of First Pacific) for a total consideration of Pesos 18.2 billion (US$379.0 million) through a combination of cash and new shares of MPIC. This investment is expected to be completed by October 2009 and MPIC intends to acquire further shares in Meralco when opportunities arise.

Goal: Further enhance profitability of Maynilad and NLEX through capex and marketing initiatives
Achievement: Achieved and ongoing. Contributions from Maynilad increased 16 times to Pesos 423 million (US$8.8 million) while NLEX contributed Pesos 680 million (US$14.1 million). The capital expenditure at Maynilad for the period was Pesos 3,337 million (US$69.4 million). Traffic volume on NLEX improved by 5%.

Goal: Expand tollroad portfolio principally through the NLEX expansion options and make further strategic acquisitions as opportunities arise
Achievement: Ongoing. The construction of Segment 8.1 (link Mindanao Avenue to NLEX) commenced in April 2009 and is expected to be completed by April 2010. The construction of Segment 9 (link NLEX to MacArthur Highway) and Segment 10 (link NLEX to the Port Area and C3) is expected to start in late 2010 or early 2011. In February 2009, MPTC signed a memorandum of understanding with the Philippine National Railways to build the Skyway Connector to connect the NLEX and the South Luzon Expressway.

Goal: Expand healthcare portfolio through organic growth and acquisition
Achievement: Achieved and ongoing. Contributions from the healthcare businesses increased 105% to Pesos 76 million (US$1.6 million). In addition to the investments in MDI & DDH, MDI, through a wholly-owned subsidiary Colinas Verdes Hospital Managers Corp. (CVHMC), secured the 20-year contract to operate Cardinal Santos Medical Center (CSMC).

Goal: Increase the liquidity/free float to a minimum of 20% of the issued share capital
Achievement: Ongoing. MPIC wishes to see a higher float. With its growth and acquisition plans, MPIC is actively considering raising equity.

Indofood
THE SYMBOL OF QUALITY FOODS

Goal: Further improve operational and cost efficiencies
Achievement: Ongoing. Consolidated net sales decreased 4% to Rupiah 18.2 trillion (US$1,652.9 million) from Rupiah 18.9 trillion (US$2,044.8 million) reflecting lower sales in Agribusiness division resulting mainly from significantly lower average CPO prices. Despite the significant impact of lower CPO prices, gross profit margin increased marginally to 26.7% from 26.4% reflecting lower raw material costs.

Goal: Maintain market leadership position through product innovation and focused advertising and promotion programs, as well as increasing distribution penetration
Achievement: Achieved and ongoing. The principal business units continued to maintain their market leadership positions and some remain as "Top of Mind" brands. New products for noodles, pasta, biscuit and snack units were launched during the period.

Goal: Develop key account team to manage all group products
Achievement: Ongoing. Established the Food Service team to serve the key account customers in the food industry, offering all Indofood products.

Goal: Continue the integration of IndoAgri and Lonsum's operations
Achievement: Ongoing. Key organizational and operational areas are being addressed, comprising overhead reduction, alignment of IT system, joint purchasing and developing infrastructure.

Goal: Preserve cash by tightening cash flow management and prioritizing capital expenditure
Achievement: Ongoing. Agribusiness group slowed down its new planting program.

Goal: Refinance short-term debts to longer term facilities
Achievement: Partially achieved and ongoing. In June 2009, Indofood issued a Rupiah 1.61 trillion (US$157 million) bond due in June 2014 to refinance a Rupiah 1 trillion (US$98 million) bond due in July 2009 and other short-term debts.

SIMP, a subsidiary of IndoAgri, is in the process of the issuance of a Rupiah 1 trillion (US$98 million) 5-year bond to refinance IndoAgri's short-term debt.

Philex Mining Corporation

Goal: Maintain production of approximately 9 million tonnes of ore
Achievement: Ongoing. Total ore milled in the first half amounted to 4.0 million tonnes.

Goal: Allocate additional resources to advance the Silangan Project
Achievement: Ongoing. A total of 7,717 meters in 12 holes were completed in continuation of the ongoing in-fill drilling program for the Bayugo as per schedule.

Review of Operations

The operating environment has been difficult during the period, particularly with respect to the lower global demand for commodities. However, our pro-active management of the Group's operating businesses has seen growth, improved performance and stronger cash flows. The strong dividend inflow to First Pacific has enabled an increasing dividend payout since 2005.

Below is an analysis of results by individual company.

Contribution Summary

	Turnover		Contribution to Group profit[(i)]	
For the six months ended 30 June US$ millions	**2009**	2008 (Restated)[(ii)]	**2009**	2008
PLDT[(iii)]	**–**	–	**102.9**	106.9
MPIC[(ii)]	**156.2**	–	**14.6**	1.1
Indofood	**1,652.9**	2,044.8	**31.8**	50.6
Philex[(iii)]	**–**	–	**2.1**	–
From Operations	**1,809.1**	2,044.8	**151.4**	158.6
Head Office items:				
– Corporate overhead			**(7.8)**	(7.8)
– Net interest expense			**(11.7)**	(12.8)
– Other expenses			**(4.4)**	(11.5)
Recurring Profit			**127.5**	126.5
Foreign exchange and derivative gains/(losses)[(iv)]			**3.3**	(4.8)
Gain on changes in fair value of plantations			**8.4**	12.7
Non-recurring items[(v)]			**25.1**	22.4
Profit Attributable to Owners of the Parent			**164.3**	156.8

Contribution by Country

US$ millions


150
120
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60
30
0
08 09
Philippines
08 09
Indonesia

(i) After taxation and minority interest, where appropriate

(ii) The Group has restated its 1H08 turnover following a classification of the Group's investment in Landco Pacific Corporation (Landco) as a disposal group classified as held for sale in December 2008. MPIC's 1H2008 contribution includes US$0.8 million contribution from Landco. Following MPIC's disposal of a 17.0% interest in Landco in June 2009, which reduced MPIC's interest in Landco from 51.0% to 34.0%, the Group's investment in Landco was reclassified from a disposal group classified as held for sale to assets held for sale in the Condensed Interim Financial Statements.

(iii) Associated companies

(iv) Foreign exchange and derivative gains/losses represent the gains/losses on foreign exchange translation differences on the Group's unhedged foreign currency denominated borrowings and payables and the changes in the fair values of derivatives.

(v) 1H09's non-recurring gains of US$25.1 million mainly represent Maynilad's reversal of provision for deferred credits following a resolution of new tariff rates with the regulator. 1H08's non-recurring gains of US$22.4 million mainly include a gain on divestment and dilution of the Group's interest in PLDT of US$9.8 million.

Turnover ↓12%	• to US$1,809.1 million from US$2,044.8 million • reflected the respective 12% and 16% depreciation of average peso and rupiah against US$ exchange rates, partly offset by strong operational performance at MPIC
Recurring profit ↑1%	• to US$127.5 million from US$126.5 million • comprising a significantly improved performance by MPIC, a lower contribution by Indofood in view principally of the decline in crude palm oil prices and the depreciation of the average rupiah exchange rate, and strong results by PLDT which however when translated into U.S. dollars have been impacted negatively by the depreciation of the average peso exchange rate
Non-recurring gains ↑12%	• to US$25.1 million from US$22.4 million • mainly represents Maynilad's reversal of provision for deferred credits following the resolution of new tariff rates implemented from May 2009
Reported profit ↑5%	• to US$164.3 million from US$156.8 million • reflecting the increase in recurring profit and non-recurring gain referred to above • mainly reflecting 7% appreciation of the closing rupiah against the U.S. dollar giving rise to a net foreign exchange and derivative gains of US$3.3 million (1H08: loss of US$4.8 million) • recognized US$8.4 million (1H08: US$12.7 million) gain on increase in fair value of plantations as crude palm oil prices have recovered during the second quarter of 2009

The Group's operating results are denominated in local currencies, principally the peso and rupiah, which are translated and consolidated to provide the Group's results in U.S. dollar. The changes of these currencies against the U.S. dollar are summarized below.

Closing	**At 30 June 2009**	At 31 December 2008	Six months change	At 30 June 2008	One year change
Peso	**48.13**	47.52	–1.3%	44.90	–6.7%
Rupiah	**10,225**	10,950	+7.1%	9,225	–9.8%

Average	**Six months ended 30 June 2009**	12 months ended 31 December 2008	Six months change	Six months ended 30 June 2008	One year change
Peso	**48.06**	44.68	–7.0%	42.28	–12.0%
Rupiah	**11,022**	9,700	–12.0%	9,254	–16.0%

During the period, the Group recorded net foreign exchange and derivative gains of US$3.3 million (1H08: losses of US$4.8 million), which may be further analyzed as follows:

For the six months ended 30 June US$ millions	**2009**	2008
Head Office	**(0.9)**	(2.9)
PLDT	**(6.2)**	3.2
MPIC	**0.2**	(5.5)
Indofood	**10.2**	0.4
Total	**3.3**	(4.8)

Foreign Currency Hedging

At the Head Office, First Pacific hedges only declared dividends from operating companies, mainly peso dividends from PLDT. Rupiah dividends from Indofood are not hedged due to the high cost of such.

Debt Profile

At 30 June 2009, gross debt at the Head Office stood at US$780.4 million. The company is in advanced discussion with financial institutions for refinancing the US$150 million due to be repaid in the fourth quarter of 2009. The remaining balance of US$630.4 million will mature between 2011 and 2013. All bank loans are on a floating interest rate basis.

Interest Rate Hedging

Since all the bank loans are on a floating rate basis, to manage the interest rate risk, a 3.75 years interest rate swap contract to convert the interest rate of a US$200 million from floating to fixed was entered in April 2009.

Interest Cover

For the first six months, Head Office's recurring operating cash inflow was approximately US$59 million and interest payments were approximately US$11 million. Interest cover stood at approximately 5 times.

Interim Dividend

The Board has declared an interim cash dividend of HK4.00 cents (U.S. 0.51 cent) (1H08: HK3.00 cents (U.S. 0.38 cent)) per ordinary share representing a dividend payout of approximately 13% (1H08: 10%). Dividend warrants will be dispatched to shareholders on or about 9 October 2009. Dividend yield increased to approximately 0.8% (1H08: 0.6%) based on closing price of HK$5.37 on 4 September 2009.

Outlook

First Pacific is expecting a challenging operating environment during the second half of the year. However, given the improvements in operations over the last few years and further growth through managed capex and marketing initiatives, the company anticipates a reasonably strong second half performance.

With respect to further investments, First Pacific continues to review mining opportunities given that there are significant mining reserves and a more favorable regulatory environment in the Philippines; MPIC continues to study other water distribution concessions and enhancements to its tollroad portfolio along with other infrastructure opportunities. PLDT through Piltel completed its investment in Meralco in July. MPIC plans to complete its investment in Meralco by October 2009 and intends to acquire further shares in Meralco when opportunities arise.

PLDT

PLDT contributed a profit of US$102.9 million to the Group (1H08: US$106.9 million). This represents 68% of First Pacific's aggregate contribution derived from the operations of subsidiary and associated companies for the period. This profit contribution (after the impact of a 12% depreciation of the average peso against U.S. dollar) was a reflection of higher wireless service revenue, lower provision for income taxes on account of the lower Philippine corporate income tax rate, higher employee compensation and benefit costs, and larger rental expenses.

During the period, the inflation rate in the Philippines decreased to 5.0% from 7.6% for the same period of 2008.

Consolidated core net income ↑11%	• to Pesos 20.8 billion (US$432.8 million) from Pesos 18.7 billion (US$442.3 million) • reflecting a 4% increase in service revenues • an 8% increase in cash operating expenses • lower provision for income tax resulting from the reduction of the Philippine corporate income tax rate to 30% from 35% starting 2009
Reported net income ↑2%	• to Pesos 19.7 billion (US$409.9 million) from Pesos 19.3 billion (US$456.5 million) • resulting from an 11% increase in consolidated core net income • and forex and derivative losses of Pesos 1.7 billion (US$35.4 million) due to the depreciation of the peso against U.S. dollar, as well as movements in the peso and U.S. dollar interest rates
Consolidated service revenues ↑4%	• to Pesos 72.9 billion (US$1,516.9 million) from Pesos 70.3 billion (US$1,662.7 million) • resulting from a 17% increase in cellular and broadband subscribers year-on-year • a 6% increase in data and ICT revenues (which together accounted for 54% of total service revenues) and stable voice revenues
EBITDA	• steady at Pesos 44.1 billion (US$917.6 million) compared with Pesos 43.9 billion (US$1,038.3 million) for the same period last year
EBITDA margin	• declined slightly to 60% of service revenues with 63% for wireless, 52% for fixed line and 10% for ICT
Consolidated free cash flow ↑12%	• to Pesos 31.6 billion (US$657.5 million) from Pesos 28.2 billion (US$667.0 million) • cash generated from operations increased 6% to Pesos 42.7 billion (US$888.5 million) • capex increased 23% to Pesos 10.7 billion (US$222.6 million)
Consolidated debt ↑13%	• to US$1.8 billion from US$1.6 billion • 63% is denominated in U.S. dollar (79% previously); 27% of total debt is unhedged taking into account the peso debts, hedges and U.S. dollar cash holdings • 66% of total debt are fixed-rate loans while 34% are floating-rate loans • US$929 million of total debt matures in 2013 and beyond
Consolidated net debt	• US$900 million
Net debt/EBITDA	• 0.5x

Approximately 29% or Pesos 21.3 billion (US$443.0 million) of PLDT Group's consolidated service revenues are U.S. dollar-denominated or linked to the U.S. dollar.

Interim Dividend

PLDT sustained its strong performance and robust free cash position despite the continued uncertainty in the global and domestic markets. PLDT declared an interim regular dividend of Pesos 77 (US$1.6), a 10% increase from the first half of 2008 and representing the committed 70% payout of core earnings.

Share Buyback

In 2008, PLDT's board approved a share buyback program of up to 5 million shares. As of 30 June 2009, PLDT had bought back 2.7 million shares into treasury at an average cost of Pesos 2,388 (US$50) per share. PLDT will continue to buy back its shares from the market on opportunistic basis.

On 2 March 2009, Piltel's board approved a share buyback program of up to 25 million shares, representing approximately 0.2% of Piltel's issued shares. Piltel completed this during the period at an average cost of Pesos 7.48 (US$0.156) per share. On 3 August 2009, another buyback program was approved for up to 61.5 million shares, representing the remaining 0.5% outstanding shares of Piltel.

Wireless

Smart and Piltel's combined 2G/3G subscriber base grew 16% to 38.5 million (1H08: 33.2 million) representing approximately 52% of the total cellular market in the Philippines based on subscribers and approximately 60% in terms of revenue. Total broadband subscribers – DSL fixed and wireless – grew 26% to over a million.

New services launched during the period included:

Sandbox – employing web platform for social networking, online music, game and video downloading, and other web services

Smartalk – unlimited calls offer to all Smart Buddy and Smart Gold subscribers on the Smart network

Wireless service revenues ↑5%	• to Pesos 48.1 billion (US$1,000.8 million) from Pesos 45.8 billion (US$1,083.3 million) • accounted for 66% of PLDT's consolidated service revenues • reflecting revenue growth in wireless broadband, cellular voice and data businesses
Wireless EBITDA ↑2%	• to Pesos 30.2 billion (US$628.4 million) from Pesos 29.7 billion (US$702.5 million) • supported by the growth in subscriber base
EBITDA margin	• declined to 63% from 65% • reflecting higher compensation and employee benefits expenses largely due to merit-based increases and provisions for pension costs and incentive plans; as well as higher rental costs for international and domestic leased circuits and sites
Cellular data revenues ↑2%	• to Pesos 24.2 billion (US$503.5 million) from Pesos 23.8 billion (US$562.9 million) • revenues from text messages totaled Pesos 23.0 billion (US$478.6 million), of which Pesos 13.9 billion (US$289.2 million) are from bucket plans • accounted for 54% of cellular service revenues • prepaid service revenues accounted for 93% of data and voice revenues
Wireless broadband revenues ↑29%	• to Pesos 2.6 billion (US$54.1 million) from Pesos 2.0 billion (US$47.3 million) • subscriber base grew by 26% to 689,262 compared to the end of 2008
Cellular voice revenues ↑5%	• to Pesos 19.1 billion (US$397.4 million) from Pesos 18.1 billion (US$428.1 million) • due to the growth in inbound international call volumes and the favorable effect of the depreciation of peso • accounted for 43% of cellular revenues

Net blended ARPU ↓11%

- to Pesos 195 (US$4.1) from Pesos 220 (US$5.2)
- most of the net adds were from the lower end of the market
- subscribers shifted to bucket-priced SMS packages which accounted for 57% of total cellular data revenues

Smart continues its commitment to offer affordable premier telecommunication services to its customers that respond to their needs and economic conditions. In addition to bucket-priced SMS packages, it will accelerate the rollout of 3G and the 850 MHz HSPA networks by the end of this year to meet increasing demand for higher quality broadband services.

Fixed Line

Fixed line subscribers remained stable at 1.8 million.

Fixed line service revenues ↑3%

- to Pesos 25.4 billion (US$528.5 million) from Pesos 24.6 billion (US$581.8 million)
- increased to 35% of PLDT's consolidated service revenues
- reflecting significant increases in corporate data and Digital Subscriber Line (DSL) services revenues
- lower revenues from local exchange, national long distance and international long distance call services as some customers shifted to other means of communication

Data and other network services revenues ↑17%

- to Pesos 10.5 billion (US$218.5 million) from Pesos 9.0 billion (US$212.9 million)
- increased to 41% of fixed line service revenues from 36% the previous period
- primarily contributed from increases in leased lines, IP-based and packet-based data services, particularly global data connectivity and PLDT DSL
- DSL subscribers increased 52% to 509,687 from the end of December 2008

International long distance service revenues ↓13%

- to Pesos 3.2 billion (US$66.6 million) from Pesos 3.7 billion (US$87.5 million)
- accounted for 13% of fixed line service revenues
- reflecting decrease in call volumes which were partially offset by the depreciation of average Peso/US$ exchange rate

Fixed line EBITDA ↓3%

- to Pesos 13.3 billion (US$276.7 million) from Pesos 13.7 billion (US$324.0 million)
- reflecting higher cash operating expenses, pension costs and rental expenses for international leased circuits

EBITDA margin

- 52% similar to 2008 year end

The fixed line business continues to leverage on PLDT's fixed and wireless networks as it aims to expand its offers to the residential, corporate and small- and medium-sized enterprise (SME) markets to generate new and higher ARPUs. Among its segment-specific services and offerings are the fixed-wireless landline services *PLDT Landline Plus*, and *Call All* which allow free landline calls within a limited calling area. Tailor-made voice and broadband bundled packages are offered to SMEs.

Information and Communications Technology (ICT)

ePLDT provides customer interaction services (CIS) under the *Ventus* brand and knowledge processing solutions (KPS) services primarily through SPi Technologies, Inc. (SPi). CIS employs over 6,300 staff with combined seats of approximately 6,500 offering services at six customer interaction service facilities.

ePLDT's service revenues ↑5%

- to Pesos 5.2 billion (US$108.2 million) from Pesos 5.0 billion (US$118.3 million)
- accounted for 7% of PLDT's consolidated service revenues
- reflecting primarily a 59% growth in data center revenue due to an increase in co-location rental revenues and from server hosting

ePLDT EBITDA ↑4%	• to Pesos 511 million (US$10.6 million) from Pesos 493 million (US$11.7 million) • reflecting a 14% appreciation of average US$/Peso exchange rate as 76% of ePLDT revenues are U.S. dollar denominated • and higher cash operating expenses in relation to compensation, maintenance and cost of sales
EBITDA margin	• remained stable at 10%

During the period, *Vitro* data center sustained its revenue growth with the trend expected to continue in the second half of 2009. SPi continues to focus on growing the publishing and medical billing businesses. ePLDT remains focused on improving operating margins as well as exploring new business opportunities.

Investment in Meralco

On 14 July 2009, PLDT – through its subsidiary Piltel – completed the acquisition of a 20% interest in the Manila Electric Company (Meralco) with full payment of the consideration of Pesos 20.1 billion (US$417.6 million). Three nominees from the group were elected to Meralco's board at the Meralco Annual General Meeting held on 26 May 2009. The CFO of Meralco nominated by the group assumed the position on 1 July 2009.

A synergy team composed of members of PLDT and Meralco management, is identifying cooperative and efficiency enhancing opportunities. These are in the areas of sharing of facilities, power pole agreements, cross marketing and selling to subscriber bases, broadband over power lines, prepaid metering and others.

To consolidate the PLDT Group's cellular businesses, Piltel's shareholders agreed to sell the *Talk 'N Text* brand, its existing subscribers and GSM fixed assets to PLDT's wholly-owned subsidiary, Smart Communications, Inc., for a consideration of approximately Pesos 11.4 billion (US$236.9 million). The transaction is expected to be completed by the third quarter 2009. Post the transaction, Piltel's primary asset and source of income will be its 20% investment in Meralco.

With the change in Piltel's business, Smart undertook a tender offer to Piltel's minority shareholders. With the completion of Smart's tender offer on 29 July, 2009, Smart's shareholding in Piltel increased to 99.5% from 92.8%. On 12 August 2009, Smart paid a total of Pesos 6.6 billion (US$137.1 million) to those who availed of the tender offer.

The PLDT Beneficial Trust Fund (BTF) agreed to sell its approximately 10.17% interest in Meralco to Metro Pacific Investments Corporation (MPIC) for a combination of cash and new shares of MPIC for a total consideration equivalent to Pesos 14.3 billion (US$297.1 million), which equates to a sale price of Pesos 126 (US$2.6) per share of Meralco. BTF will own 2.7 billion new shares of MPIC worth Pesos 9.5 billion (US$197.4 million) and will receive cash of Pesos 4.8 billion (US$99.7 million). The transaction is expected to be completed by October 2009.

Outlook

While PLDT's wireless, broadband and data-related businesses sustained their strong performance in the first half of the year, growth prospects for the second half may be impacted by the lagged effect of the global financial crisis which may slow the Philippine economy. However, the low broadband penetration offers a high growth opportunity for both wireless and fixed line businesses. The budgeted capex of Pesos 27 billion (US$561.8 million) represents approximately 18% of this year's total service revenues, and is mainly for expanding PLDT Group's broadband capacity and upgrading the fixed line network.

Reconciliation of Reported Results Between PLDT and First Pacific

PLDT's operations are principally denominated in peso, which averaged Pesos 48.06 (1H08: Pesos 42.28) to the U.S. dollar. Its financial results are prepared under Philippine Generally Accepted Accounting Principles (GAAP) and reported in peso. First Pacific's financial results are prepared under Hong Kong GAAP and reported in U.S. dollars. Philippine GAAP and Hong Kong GAAP are largely based on International Financial Reporting Standards (IFRSs), however, certain adjustments need to be made to PLDT's reported peso results to ensure full compliance with Hong Kong GAAP. An analysis of these adjustments follows.

For the six months ended 30 June Peso millions	**2009**	2008
Net income under Philippine GAAP	**19,720**	19,270
Preference dividends[i]	**(45)**	(44)
Net income attributable to common shareholders	**19,675**	19,226
Differing accounting and presentational treatments[ii]	**(2,075)**	(1,285)
Adjusted net income under Hong Kong GAAP	**17,600**	17,941
Foreign exchange and derivative losses/(gains)[iii]	**1,119**	(563)
PLDT's net income as reported by First Pacific	**18,719**	17,378
US$ millions		
Net income at prevailing average rates for 1H09: Pesos 48.06 and 1H08: Pesos 42.28	**389.5**	411.0
Contribution to First Pacific Group profit, at an average shareholding of 1H09: 26.4% and 1H08: 26.0%	**102.9**	106.9

(i) First Pacific presents net income after deduction of preference dividends.

(ii) Differences in accounting treatment under Philippine GAAP, compared with Hong Kong GAAP and other presentational differences. The adjustment principally relates to the accrual of withholding tax on PLDT's net income in accordance with the requirements of Hong Kong Accounting Standard (HKAS) 12 "Income Taxes".

(iii) To illustrate the underlying operational results and profit contributions, foreign exchange and derivative losses/gains (net of related tax) are excluded and presented separately.

METRO PACIFIC INVESTMENTS

MPIC is becoming the leading infrastructure group in the Philippines and invested a total of Pesos 22.3 billion (US$475.9 million) in 2008 to expand its water distribution, tollroads and healthcare businesses which now comprise:

- 58.0% in Maynilad Water Services, Inc. (Maynilad)
- 99.8% in Metro Pacific Tollways Corporation (MPTC), which owns 67.1% in Manila North Tollways Corporation (MNTC) and 46.0% in Tollways Management Corporation (TMC)
- 32.3% in Medical Doctors, Inc. (MDI), which owns 100% of Colinas Verdes Hospital Managers Corporation (CVHMC), the operator of Cardinal Santos Medical Center (CSMC)
- 34.9% in Davao Doctors Hospital (DDH)

During the period, MPIC's contribution to the Group increased 12 times to US$14.6 million (1H08: US$1.1 million) reflecting the consolidation of MPTC for the period, higher ownership and bigger contribution from Maynilad, together with increased contribution from the healthcare businesses.

Revenues	• at Pesos 7,508 million (US$156.2 million)
Reported net income ↑4 times	• to Pesos 1,695 million (US$35.3 million) from Pesos 339 million (US$8.0 million) • reflecting the consolidation (for 6 months) of MPTC, higher contributions from Maynilad, MDI and DDH
Core income ↑47 times	• to Pesos 716 million (US$14.9 million) from Pesos 15 million (US$0.4 million) • reflecting Maynilad's increased contribution which rose 16 times to Pesos 423 million (US$8.8 million) from Pesos 25.0 million (US$0.6 million) • MPTC's contribution of Pesos 680 million (US$14.1 million) • Healthcare businesses' contribution growing 105% to Pesos 76 million (US$1.6 million)

Water Distribution

Maynilad owns the sole water distribution concession for the western half of Metro Manila until 2022. It is in the process of seeking a 15-year extension of the concession from the regulator. Currently, only 6.9 million of the 8.9 million population within the concession area are able to receive water services.

Maynilad's net contribution to MPIC's core income increased 17 times to Pesos 423 million (US$8.8 million) (1H08: Pesos 25 million (US$0.6 million)).

Service revenues ↑22%	• to Pesos 4,743 million (US$98.7 million) from Pesos 3,903 million (US$92.3 million) • reflecting increased billed water volume and average tariff, and lower non-revenue water
Core EBITDA ↑24%	• to Pesos 3,025 million (US$62.9 million) from Pesos 2,438 million (US$57.7 million) being a reflection of a lower increase in cash operating expenses than revenue growth
Core income ↑8%	• to Pesos 1,307 million (US$27.2 million) from Pesos 1,208 million (US$28.6 million)
Total billed water volume ↑12%	• to 167 million cubic meters from 149 million cubic meters • reflecting an increase in consumption per connection and a decrease in non-revenue water • partly offset by a 1.3% reduction in water supply
Total billed customers ↑7%	• to 777,160 from 725,054

Average non-revenue water ↓7%	• to 60.9% from 65.5% in the first half of 2008 • reflecting leakage identification and the redirection of excess water to areas where customers require water

From May 2009, Maynilad's average tariff increased by Pesos 7.44 per cubic meter or 22.6% which comprises Pesos 5.02 for rate rebasing and Pesos 2.42 for Consumer Price Index (CPI) adjustment. It plans to invest a total of Pesos 32 billion (US$665.9 million) in capital expenditure over the next four years in order to increase coverage area, to improve water pressure and to provide 24-hour water service, and to further reduce non-revenue water.

Tollroads

MPTC, through MNTC and TMC, operates the North Luzon Expressway (NLEX), Subic Clark Tarlac Expressway and Subic Freeport Expressway totaling 187 kilometers which comprises 70% of all tollroads in the Philippines. The concession for NLEX runs until 2037.

Service revenues ↑2%	• to Pesos 2,765 million (US$57.5 million) from Pesos 2,704 million (US$64.0 million) • reflecting increase in traffic volume, improvement in operating efficiencies and cost management initiatives • partly offset by an average 3% reduction in toll rates imposed in July 2008
Core EBITDA ↑5%	• to Pesos 1,718 million (US$35.7 million) from Pesos 1,643 million (US$38.9 million) being a reflection of a lower rate of increase in cash operating expenses than that of revenue • salaries and wages and outside services decreased 18% and 24%, respectively
Core income ↑6%	• to Pesos 636 million (US$13.2 million) from Pesos 601 million (US$14.2 million)
Daily traffic volume ↑5%	• to 151,653 vehicles from 144,643 vehicles • stimulated by lower fuel prices

The NLEX has been granted options to expand its tollroad network. The construction of Segment 8.1, a 2.7 kilometer tollroad linking Mindanao Avenue to the NLEX gateway in Valenzuela City, is expected to be completed by April 2010. It plans to commence the construction of Segment 9 (link NLEX to MacArthur Highway) and Segment 10 (link NLEX to the Port Area and C3) in the last quarter of 2010 or first quarter of 2011.

In February 2009, MPTC signed a memorandum of understanding with the Philippine National Railways to build the Skyway Connector to connect the NLEX and the South Luzon Expressway. This connector road is expected to drive traffic volumes and reduce journey time by an hour.

Healthcare

MPIC is the single largest shareholder of MDI and DDH which are two of the leading private hospitals in the Philippines. MPIC is developing the first nationwide premier healthcare chain to deliver improved services in particular in diagnostic, therapeutic and preventive medical services.

MDI operates and manages the Makati Medical Center (Makati Med) which has a 770 bed capacity and a training facility for approximately 1,000 nursing students. The construction of a new 8-storey out-patient annex building with a 5-floor basement parking was inaugurated in February 2009.

DDH is the largest private hospital in Davao City with a 330 bed capacity and is considered the best medical facility in Mindanao. DDH operates a teaching institution Davao Doctors College Inc., which currently has approximately 3,500 students taking courses in nursing, radiologic technology, physical therapy, optometry, hotel and restaurant management and general education. It is in the process of establishing an eye center and will open a new parking building that will be completed in September 2009.

In February 2009, CVHMC, received approval from the Roman Catholic Archbishop of Manila for a 20-year operating contract for the CSMC. MPIC is committed to invest at least Pesos 750 million (US$15.8 million) over the next 10 years to upgrade CSMC's medical facilities and equipment and parking facilities to enhance the range and quality of services. CSMC is a 212-bed hospital located in Metro Manila.

Combined revenues ↑40%
- to Pesos 2,680 million (US$55.8 million) from Pesos 1,913 million (US$45.2 million)
- reflecting the consolidation of CSMC of Pesos 599 million (US$12.5 million) from March 2009, Pesos 195 million (US$4.1 million) from MDI and Pesos 32 million (US$0.7 million) from DDH

Core EBITDA ↑28%
- to Pesos 584 million (US$12.2 million) from Pesos 456 million (US$10.8 million)
- reflecting the contribution from CSMC
- the growth in revenues from the new facilities at Makati Med did not fully offset the increase in cash operating expenses

Core income ↑35%
- to Pesos 245 million (US$5.1 million) from Pesos 182 million (US$4.3 million)
- reflecting the consolidation of Cardinal CSMC's core income of Pesos 61 million (US$1.3 million) to MDI and higher core income of DDH
- MDI's core income increased 43% to Pesos 175 million (US$3.6 million) from Pesos 122 million (US$2.9 million)
- DDH's core income increased 17% to Pesos 70 million (US$1.5 million) from Pesos 60 million (US$1.4 million)

The healthcare division is renovating Makati Med's old building, finalizing the capital expenditure plan for CSMC, increasing doctor capacity at DDH and seeking opportunities to expand its portfolio.

Progress of Acquiring Interest in Meralco

MPIC has agreed to acquire a total of approximately 12.96% interest in Meralco of which 10.17% will come from PLDT's Beneficial Trust Fund (BTF) and 2.79% from Crogan Limited (Crogan), a wholly-owned subsidiary of First Pacific. The settlement with BTF will be a combination of cash and new shares of MPIC with a total consideration equivalent to Pesos 14.3 billion (US$297.4 million). MPIC will issue 2.7 billion of its common shares worth Pesos 9.5 billion (US$197.4 million) and will pay cash of Pesos 4.8 billion (US$100.0 million). The consideration for Crogan's 2.79% interest in Meralco is Pesos 3.9 billion (US$81.6 million) of which Pesos 2.6 billion (US$54.1 million) will be settled by issuing 742.5 million common shares of MPIC, Crogan has the option of receiving cash or additional 376.1 million common shares of MPIC for the remaining consideration of Pesos 1.3 billion (US$27.5 million). The valuation per share of Meralco of these two transactions is Pesos 126 (US$2.6) per share.

This investment is expected to be completed by October 2009. MPIC intends to acquire further shares in Meralco when opportunities arise.

Outlook

MPIC's assets are expected to show further growth and higher contributions to MPIC in the second half of the year as volume builds in both of the water and tollroad businesses.

MPIC will manage the capital expenditure and marketing programs of its businesses and review any suitable acquisition opportunities in the tollroad, water distribution and healthcare sectors in addition to acquiring an increased interest in Meralco.

Reconciliation of Reported Results Between MPIC and First Pacific

MPIC's operations are principally denominated in peso, which averaged Pesos 48.06 (1H08: Pesos 42.28) to the U.S. dollar. Its financial results are prepared under Philippine GAAP and reported in peso. First Pacific's financial results are prepared under Hong Kong GAAP and reported in U.S. dollars. Philippine GAAP and Hong Kong GAAP are largely based on IFRSs, however, certain adjustments need to be made to MPIC's reported peso results to ensure full compliance with Hong Kong GAAP. An analysis of these adjustments follows.

For the six months ended 30 June Peso millions	**2009**	2008 (Restated)(i)
Net income under Philippine GAAP	**1,696**	339
Differing accounting and presentational treatments(ii)		
– Reclassification of non-recurring items	**(971)**	(610)
– Revenue recognition regarding pre-completion contracts for sale of development properties	**–**	29
Adjusted net income/(loss) under Hong Kong GAAP	**725**	(242)
Foreign exchange and derivative (gains)/losses(iii)	**(9)**	296
MPIC's net income as reported by First Pacific	**716**	54
US$ millions		
Net income at prevailing average rates for 1H09: Pesos 48.06 and 1H08: Pesos 42.28	**14.9**	1.3
Contribution to First Pacific Group profit, at an average shareholding of 1H09: 97.8% and 1H08: 85.6%	**14.6**	1.1

(i) MPIC has restated its 1H08 net income from Pesos 362 million to Pesos 339 million in relation to its adoption of International Financial Reporting Interpretations Committee-Interpretation 12 "Service Concession Arrangements".

(ii) Differences in accounting treatment under Philippine GAAP, compared with Hong Kong GAAP and other presentational differences. The principal adjustments include:

- *Reclassification of non-recurring items: Certain items, through occurrence or size, are not considered usual, operating items which are reallocated and presented separately. Adjustment for 1H09 of Pesos 1.0 billion principally represents Maynilad's reversal of provision of deferred credits following a resolution of new tariff rates with the regulator. Adjustment for 1H08 of Pesos 0.6 billion principally represents a gain on sale of assets of Pesos 0.3 billion, a recognition of the excess of the fair value of the acquired interest in MDI over the acquisition cost paid for it as income of Pesos 0.2 billion and gain realized from debt settlement of Pesos 0.1 billion.*
- *Revenue recognition regarding pre-completion contracts for sale of development properties: Under Philippine GAAP, MPIC recognizes revenue from pre-completion contracts for sale of development properties based on the percentage of completion method. HKAS 18 "Revenue" and Hong Kong Interpretation 3 "Revenue – Pre-completion Contracts for the Sale of Development Properties" requires the recognition of revenue for such contracts based on the satisfaction of certain conditions, which includes the transfer of significant risks and rewards of ownership of the properties to the buyers and the absence of continuing managerial involvement to the degree usually associated with ownership and effective control over the properties sold.*

(iii) To illustrate the underlying operational results and profit contributions, foreign exchange and derivative gains/losses (net of related tax) are excluded and presented separately.

Indofood
THE SYMBOL OF QUALITY FOODS

Indofood offers and distributes a wide range of food products throughout Indonesia through its four complementary strategic business groups: Consumer Branded Products, Bogasari, Agribusiness and Distribution.

Indofood's contribution to the Group decreased 37.2% to US$31.8 million (1H08: US$50.6 million) principally reflecting lower average selling prices of crude palm oil (CPO) and higher net interest expenses.

Consolidated net sales ↓4%	• to Rupiah 18.2 trillion (US$1,652.9 million) from Rupiah 18.9 trillion (US$2,044.8 million) • reflecting the lower sales in the Agribusiness division resulting from lower average CPO prices • sales contribution of Consumer Branded Products, Bogasari, Agribusiness and Distribution contribute respectively, 43%, 30%, 19% and 8% of consolidated revenues
Gross profit margin	• increased marginally to 26.7% from 26.4% • reflecting lower raw material costs for the Noodles operation
Consolidated operating expenses ↑6%	• to Rupiah 2,637.5 billion (US$239.3 million) from Rupiah 2,482.6 billion (US$268.3 million) • due to higher variable selling expenses in conjuction with sales volume increases • and higher employee related expenses
EBIT margin	• decreased to 12.2% from 13.2% • resulting from the lower sales and higher operating expenses
Core net income ↓28%	• to Rupiah 595.2 billion (US$54.0 million) from Rupiah 826.0 billion (US$89.3 million) • reflecting lower operating income
Consolidated net debt ↑6%	• to Rupiah 15,216.7 billion (US$1,488.1 million) from Rupiah 14,308.0 billion (US$1,306.5 million) • reflecting lower cash balance and a slight increase in debt
Net gearing	• stable at 1.1 times after taking into account the equity of Minority Interest in subsidiaries

Refinancing and Debt Profile

During the period, Indofood issued a Rupiah 1.6 trillion (US$157 million) 5-year rupiah bond to refinance a Rupiah 1 trillion (US$98 million) bond due in July 2009 and other short-term bank loans. As at 30 June 2009, Indofood recorded gross debt of Rupiah 19,141.7 billion (US$1,872.0 million). IndoAgri's subsidiary, SIMP, is in the process of the issuance of a Rupiah 1.0 trillion (US$98 million) 5-year bond to refinance IndoAgri's short-term debt.

Resale of Lonsum's Treasury Stock

From July to 20 August 2009, Lonsum resold to third parties a total of 4,576,000 treasury shares equivalent to approximately 0.3% of its issued capital for a consideration of Rupiah 32.3 billion (US$3.2 million). There remains 19,388,000 shares as treasury stock.

Consumer Branded Products (CBP)

CBP group comprises Noodles, Dairy, Food Seasonings, Snack Foods and Nutrition and Special Foods. Supported by Indofood's competitiveness, strong brand equity and distribution network, CBP group reported significantly improved performance.

Sales ↑37%	• to Rupiah 8,076.0 billion (US$732.7 million) from Rupiah 5,902.5 billion (US$637.8 million) • accounted for 43% (1H08: 30%) of Indofood's consolidated sales • reflecting generally higher sales volume driven by enhanced marketing strategy and higher average selling prices • the consolidation of Indolakto which was acquired in December 2008
EBIT margin	• to 10.0% from 3.0% • reflecting margin improvement across the divisions

Indofood's Noodles division has 15 production plants in Indonesia with combined annual production capacity of 15 billion packs. Its strategy of focusing on higher value added noodles products complemented performance.

Sales ↑9%	• to Rupiah 5,777.2 billion (US$524.2 million) from Rupiah 5,288 billion (US$571.4 million) • resulting from higher average selling prices as well as volume growth
Sales volume ↑2%	• to 5.6 billion packs from 5.5 billion packs • as demand stimulated by lower inflation
EBIT margin	• to 11.0% from 2.9% • reflecting higher average selling prices as well as lower input costs

Dairy

Indofood completed the acquisition of PT Indolakto (Indolakto) in December 2008 which enlarged Indofood's CBP portfolio. Indolakto has been one of the leading dairy products manufacturers in Indonesia, producing sweetened condensed milk, powder milk, liquid milk, butter and ice cream.

Sales	• was Rupiah 1,517.6 billion (US$137.7 million)
Sales volume	• 81.4 thousand tonnes and 42.2 million liters
EBIT margin	• 7.3%

Food Seasonings division manufactures a range of products including soy sauce, chili sauce, tomato sauce, condiments, instant seasonings and syrups.

Sales ↑25%	• to Rupiah 252.0 billion (US$22.9 million) from Rupiah 201.7 billion (US$21.8 million) • reflecting higher volume and average selling prices
Sales volume ↑18%	• to 29.9 thousand tonnes from 25.3 thousand tonnes • resulting from the success of *bumbu Racik*, higher chili and syrup sales volume
EBIT margin	• to 5.2% from 3.6% • reflecting higher sales

Indofood's Snack Foods division maintained its leadership position supported by focusing on its leading brands *Chitato* and *Lays* (potato chips), and *Qtela* (cassava chips, a traditional style snack food), and introduction of new products and packaging.

Sales ↑35%	• to Rupiah 326.1 billion (US$29.6 million) from Rupiah 241.0 billion (US$26.1 million) • contributed from higher sales volume and improve product mix

Sales volume ↑17%	• to 6,284 tonnes from 5,389 tonnes • contributed by the high growth in *Qtela* and potato chips, stimulated by focused marketing program, enhanced product visibility in the modern and traditional outlets as well as increased distribution penetration in traditional outlets
EBIT margin	• to 6.4% from 0.3% • reflecting higher sales volume and product mix

Nutrition and Special Foods division produces food for babies, children and expectant mothers. The division increases product visibility and brand awareness via educational health programs through partnerships with clinics and doctors.

Sales ↑18%	• to Rupiah 203.1 billion (US$18.4 million) from Rupiah 172.3 billion (US$18.6 million) • resulting from higher sales volume and average selling price
Sales volume ↑14%	• to 6,128 tonnes from 5,369 tonnes • volume growth was driven by improved product visibility and enhanced sales team in retail outlets
EBIT margin	• to 12.6% from 9.6% • reflecting higher volume and improved efficiency

Bogasari's flour mills located in Jakarta and Surabaya have combined annual milling capacity of 3.8 million tonnes of wheat flour. It also manufactures pasta and biscuits for both domestic and international markets. Its five vessels are mainly for transporting wheat from Australia, United States and Canada to Indonesia.

Sales ↓1%	• to Rupiah 7,182 billion (US$651.6 million) from Rupiah 7,262.9 billion (US$784.8 million) • accounted for 30% (1H08: 30%) of Indofood's consolidated sales • reflecting lower average selling prices in response to lower wheat costs
Sales volume of food flour ↑15%	• to 1,138.8 thousand tonnes from 987.7 thousand tonnes • reflecting demand recovery as prices have stabilized
Sales volume of pasta ↓26%	• to 11.8 thousand tonnes from 15.9 thousand tonnes • due to lower export demand
EBIT margin	• to 7.0% from 10.1%

Agribusiness

Indofood operates its agribusiness through its Singapore listed subsidiary Indofood Agri Resources Ltd (IndoAgri) and IndoAgri's Indonesia-listed subsidiary, PT PP London Sumatra Indonesia Tbk (Lonsum). Through its three operational divisions – plantations, cooking oils and fats (COF) and commodities – Agribusiness group is involved in research and development, oil palm seed breeding, cultivation of oil palms as well as refining, branding and marketing of cooking oils, margarine and shortening. It also engages in the cultivation of other crops such as rubber, sugar cane, cocoa and tea.

Sales ↓29%	• to Rupiah 5,595.1 billion (US$507.6 million) from Rupiah 7,934.4 billion (US$857.4 million) • accounted for 19% (1H08: 28%) of Indofood's consolidated sales • mainly due to lower average selling price of CPO and cooking oil
EBIT margin	• to 15.0% from 21.6% • reflecting lower CPO prices

CPO price rebounded strongly in the second quarter of 2009 from two significantly factors - low harvest of the Argentinean soybean crop caused by a severe drought and strong demand for palm oil, especially from India and China, as it remains the most cost competitive vegetable oil. CPO price is expected to remain volatile for the rest of 2009 but as demand remains resilient, the mid-term outlook is positive.

Agribusiness Group is on track towards self sufficiency in supply of CPO. It plans to complete, in the second quarter of 2010, the construction of a refinery with an annual capacity of 420,000 tonnes in Jakarta.

Plantations

IndoAgri and Lonsum have a combined plantation land bank of 545,243 hectares of which 217,012 hectares is planted. Dominant crop is oil palm and 38% of the trees are below seven years old, followed by rubber. During the period, oil palm planted area increased by 2,186 hectares and average CPO yield remained at 2.1 tonnes per hectare.

Sales ↓28%	• to Rupiah 2,676.7 billion (US$242.9 million) from Rupiah 3,706.5 billion (US$400.5 million) • accounted for 37.4% of agribusiness' sales • reflecting lower selling prices of palm oil products and rubber
Sales volume ↓1%	• to 467.3 thousand tonnes from 470.2 thousand tonnes
EBIT margin	• to 28.1% from 40.4% • reflecting lower average selling prices

Cooking Oils and Fats

This division has refinery capacity of 1.7 million tonnes per annum and approximately 70% of this division's refinery needs coming from the plantation division's CPO production.

Sales ↓25%	• to Rupiah 2,526.0 billion (US$229.2 million) from Rupiah 3,345.7 billion (US$361.5 million) • reflecting lower selling prices in line with decline in CPO prices
Branded cooking oils sales volume ↓5%	• to 197.0 thousand tonnes from 207.7 thousand tonnes • reinstatement of VAT on branded cooking oils
Sales volume of margarine ↑9%	• to 88.2 thousand tonnes from 80.9 thousand tonnes • resulting from recovery in the SME business in line with the recovery in demand for flour
EBIT margin	• maintained at 4.3%

Commodity

This division mainly produces crude coconut oil (CNO) and derivative products, most of which are exported to the U.S., Europe, China and South Korea.

Sales ↓56%	• to Rupiah 392.3 billion (US$35.6 million) from Rupiah 882.2 billion (US$95.3 million) • reflecting lower average selling prices of copra-based and palm-based products
Sales volume of CNO ↓38%	• to 35.2 thousand tonnes from 57.0 thousand tonnes
EBIT margin	• to negative 5.8% from positive 8.0% • reflecting lower average selling prices

Distribution

Indofood has the most extensive distribution network in Indonesia, its stock point distribution system distributes the majority of Indofood's consumer products and third-party products to over 7,000 islands in the country.

Sales ↓35%	• to Rupiah 1,405.3 billion (US$127.5 million) from Rupiah 2,152.2 billion (US$232.6 million) • reflecting sales of Dairy products is now booked in the CBP division, it accounted for approximately 80% of this division's sales for 2008
EBIT margin	• maintained at 1.5%

Outlook

Consumer Branded Products recorded a strong performance, higher margin and contribution for the period. Indofood continues to monitor closely and adjust quickly to the development in the operating environment by leveraging its competitive advantages which exist across all of its businesses.

Reconciliation of Reported Results Between Indofood and First Pacific

Indofood's operations are principally denominated in rupiah, which averaged Rupiah 11,022 (1H08: Rupiah 9,254) to the U.S. dollar. Its financial results are prepared under Indonesian GAAP and reported in rupiah. First Pacific's financial results are prepared under Hong Kong GAAP and reported in U.S. dollars. Accordingly, certain adjustments need to be made to Indofood's reported rupiah results to ensure compliance with Hong Kong GAAP. An analysis of these adjustments follows.

For the six months ended 30 June Rupiah billions	**2009**	2008
Net income under Indonesian GAAP	**800**	827
Differing accounting and presentational treatments[(i)]		
– Reclassification of non-recurring items	**21**	21
– Gain on changes in fair value of plantations	**185**	228
– Foreign exchange accounting	**27**	27
– Others	**76**	41
Adjusted net income under Hong Kong GAAP	**1,109**	1,144
Foreign exchange and derivative gains[(ii)]	**(225)**	(7)
Gain on changes in fair value of plantations[(ii)]	**(185)**	(228)
Indofood's net income as reported by First Pacific	**699**	909
US$ millions		
Net income at prevailing average rates for 1H09: Rupiah 11,022 and 1H08: Rupiah 9,254	**63.4**	98.2
Contribution to First Pacific Group profit, at an average shareholding of 1H09: 50.1% and 1H08: 51.5%	**31.8**	50.6

(i) Differences in accounting treatment under Indonesian GAAP, compared with Hong Kong GAAP and other presentational differences. The principal adjustments include:

- *Reclassification of non-recurring items: Certain items, through occurrence or size, are not considered usual operating items which are reallocated and presented separately. Adjustment for 1H09 of Rupiah 21 billion (1H08: Rupiah 25 billion) represents manpower rightsizing costs. In 1H08, a Rupiah 4 billion gain on settlement of insurance claim was recorded.*
- *Gain on changes in fair value of plantations: Under Indonesian GAAP, Indofood measures its plantations (biological assets) on a historical cost basis. HKAS 41 "Agriculture" requires the measurement of plantations at fair value less estimated point-of-sale costs. The adjustment relates to the change in fair value of plantations during the period.*
- *Foreign exchange accounting: The adjustment relates to the reversal of the amortization of foreign exchange losses that were previously capitalized by Indofood on certain fixed assets under construction, as the originating capitalized foreign exchange losses has already been written off by First Pacific.*

(ii) To illustrate the underlying operational results and profit contributions, foreign exchange and derivative gains (net of related tax) and gain on changes in fair value of plantations are excluded and presented separately.

Philex Mining Corporation

First Pacific Group made its initial investment in mining with the acquisition of a 20% interest in Philex in November 2008. During the period, Philex's contribution to the Group for the period amounted to US$2.1 million.

Philex has been operating the Padcal mine since 1958. It is the first underground block cave operation in the Far East, producing concentrates the majority of which are shipped to the Saganoseki smelter of Pan Pacific Copper Co., Ltd. in Japan. The Padcal mine has a work force of 2,589, and its operating life has recently been extended to 2017 based on the proven reserves of 74 million tonnes.

Total ore milled in the first half of 2009 amounted to 4.0 million tonnes at an average grade of 0.624 grams per tonne gold and 0.239% copper, producing 65.3 thousand ounces of gold and 17.6 million pounds of copper which comprises approximately 59% and 40%, respectively, of mining revenue – all of which are denominated in U.S. dollars. For the first half of 2009, the average realized prices for gold was US$881 per ounce and for copper was US$2.18 per pound. As of 30 June 2009, Philex had net cash balances of US$48.8 million.

Net income attributable to equity holders of the parent company ↓47%	• to Pesos 1,170 million (US$24.3 million) from Pesos 2,220 million (US$52.5 million) • reflecting lower copper prices (to US$2.18 from US$3.60 per pound in the previous period) which have been adversely impacted by the global economic downturn. Copper revenue declined 56% to Pesos 1,598 million (US$33.3 million) from Pesos 3,601 million (US$85.2 million) and gold revenue decreased 7% to Pesos 2,503 million (US$52.1 million) from Pesos 2,678 million (US$63.3 million) • production volume of gold and copper declined to 65.3 thousand ounces from 70.6 thousand ounces and to 17.6 million pounds from 21.3 million pounds, respectively • the expiration of the income tax holiday for Padcal mine
Operating costs and expenses ↑6%	• to Pesos 2,820 million (US$58.7 million) from Pesos 2,650 million (US$62.7 million) • reflecting a 6% in production costs • a 72% rise in expenses and general and administrative expenses mainly due to the consolidation of Forum Energy Plc., a 61% owned subsidiary, starting in December 2008
Capital expenditure ↑49%	• to Pesos 594 million (US$12.4 million) from Pesos 400 million (US$9.5 million)
Net interest income ↑16%	• to Pesos 44 million (US$0.9 million) from Pesos 38 million (US$0.9 million) • resulting from higher investment of free funds in short-term deposits
Net foreign exchange loss/gain	• to Pesos 14 million (US$0.3 million) loss from Pesos 205 million (US$4.8 million) gain in the previous period • reflecting principally the peso-to-dollar closing rate declined 1% to Pesos 48.13 for the first half of 2009 for the US$ denominated monetary assets and liabilities

Hedging Positions

As of 30 June 2009, Philex has the following outstanding financial instruments: Three gold purchase put options totaling 29,700 ounces at strike price ranged from US$750 to US$800 per ounce, with the corresponding sold call options at the strike price ranged from US$1,060 to US$1,180 per ounce, maturing in December 2009. Two contracts for purchased gold put options totaling 54,000 ounces at the strike price of US$610 per ounce, with the corresponding sold call options at the strike price of US$800 per ounce, maturing up to March and April 2011. The marked-to-market loss of Pesos 422 million (US$8.8 million) on these outstanding gold options qualify for hedge accounting and are thus carried in equity.

One currency forward contract with a balance of US$11 million with weekly maturity of US$1 million at the forward rate of Pesos 42 per US$1 maturing up to September 2009, with earlier termination provisions when the target profit is achieved and doubling of the notional amount if the fixing rate is higher than the forward rate.

Philex unrealized marked-to-market gains or losses on gold and copper options, and currency forwards are non-cash in nature.

Silangan Project

Located in the Northeast of Mindanao in the Philippines, this project combines the development of Boyongan deposit and Bayugo prospect which principal metals comprise gold, copper and silver.

In February 2009, Philex purchased the remaining 50% equity interest in the Boyongan deposit from Anglo American Exploration BV and Anglo American Exploration (Philippines) Inc. for a consideration of US$55 million. A pre-feasibility study completed in November 2008 by Independent Resources Estimations of South Africa concluded that based on the assumptions used in their report, the Boyongan deposit is technically and financially feasible, with proven mineral reserve of 65.8 million tonnes containing 1.39 grams of gold per tonne and 0.87% copper.

Resource definition and in-fill drilling programs for the Bayugo prospect are underway, target estimate of resource is 200 million tonnes of gold and copper ore.

Investment

In July 2009, Philex consolidated full ownership in Philex Petroleum Corporation (PPC) by acquiring the remaining 49% interest in PPC from Anatolian Property BV. PPC's principal investment is related to petroenergy through its interest in Pitkin Petroleum Plc, Forum Energy Plc and Petroenergy Resources Corporation.

Outlook

During the first half of 2009, the gold price stabilized at a high level and copper price recovered some momentum. The current uncertain global financial environment remains a key factor on the stability of metal prices. The extension of the operating life of Padcal mine offers resources to the development of the Silangan project and possible further investments in petroenergy.

Reconciliation of Reported Results Between Philex and First Pacific

Philex's operations are principally denominated in peso, which averaged Pesos 48.06 to the U.S. dollar. Its financial results are prepared under Philippine GAAP and reported in peso. First Pacific's financial results are prepared under Hong Kong GAAP and reported in U.S. dollars. Philippine GAAP and Hong Kong GAAP are largely based on IFRSs, however, certain adjustments need to be made to Philex's reported peso results to ensure full compliance with Hong Kong GAAP. An analysis of these adjustments follows.

For the six months ended 30 June Peso millions	**2009**
Net income under Philippine GAAP	**1,170**
Differing accounting and presentational treatments[(i)]	
– Depreciation of revaluation increment of assets	**(390)**
– Revenue recognition regarding sale of mine products	**(173)**
– Others	**(117)**
Adjusted net income under Hong Kong GAAP	**490**
Foreign exchange and derivative gains[(ii)]	**(8)**
Philex's net income as reported by First Pacific	**482**
US$ millions	
Net income at prevailing average rates for 1H09: Pesos 48.06	**10.0**
Contribution to First Pacific Group profit, at an average shareholding of 1H09: 21.5%	**2.1**

(i) Differences in accounting treatments under Philippine GAAP, compared with Hong Kong GAAP and other presentational differences. The principal adjustments include:

- *Depreciation of revaluation increment of assets: A fair value assessment was performed at the date of acquisition of Philex and certain revaluation increment adjustments have been made to property, plant and equipment. The adjustment relates to the recognition of additional depreciation based on the revalued fair value of property, plant and equipment.*
- *Revenue recognition regarding sale of mine products: Philex recognizes revenue based on the production of mine products. HKAS 18 "Revenue" requires the recognition of revenue based on the satisfaction of certain conditions, which includes the transfer of significant risks and rewards of ownership of the products to the buyers and the absence of continuing managerial involvement to the degree usually associated with ownership and effective control over the products sold.*

(ii) To illustrate the underlying operational results and profit contributions, foreign exchange and derivative gains (net of related tax) are excluded and presented separately.

Financial Review

Liquidity and Financial Resources

Net Debt and Gearing

An analysis of net debt and gearing for principal consolidated and associated companies follows.

Consolidated

	At 30 June 2009			At 31 December 2008		
US$ millions	**Net debt(i)**	**Total equity**	**Gearing (times)**	Net debt(i)	Total equity	Gearing (times)
Head Office	**682.4**	**1,551.9**	**0.44x**	731.3	1,558.3	0.47x
MPIC	**506.9**	**569.3**	**0.89x**	483.0	416.4	1.16x
Indofood	**1,488.1**	**1,684.1**	**0.88x**	1,306.5	1,479.2	0.88x
Group adjustments(ii)	**-**	**(1,068.2)**	**-**	-	(1,078.7)	-
Total	**2,677.4**	**2,737.1**	**0.98x**	2,520.8	2,375.2	1.06x

Associated

	At 30 June 2009			At 31 December 2008		
US$ millions	**Net debt/ (cash)**	**Total equity**	**Gearing (times)**	Net debt/ (cash)	Total equity	Gearing (times)
PLDT	**852.2**	**2,094.3**	**0.41x**	846.5	2,251.0	0.38x
Philex	**(48.8)**	**327.1**	**-**	(140.4)	283.1	-

(i) Includes pledged deposits and restricted cash
(ii) Group adjustments mainly represents elimination of goodwill arising from acquisitions prior to 1 January 2001 against the Group's retained earnings and other standard consolidation adjustments to present the Group as a single economic entity.

Head Office's gearing declined principally because of dividends received from PLDT. MPIC's gearing decreased due mainly to a growth of its total equity as a result of a conversion of advances into equity and the profit recorded for the period. Indofood's gearing remained broadly at the same level, reflecting an increase in both of its net debt (mainly because of payments for capital expenditure) and total equity (principally because of the profit recorded for the period). PLDT's gearing increased as increased dividend payment reduced total equity.

The Group's gearing improved to 0.98 times level principally as a result of a growth of the Group's total equity as a result of the profit recorded for the period.

Net Debt and Gearing


Net debt
US$ billions
Gearing
(times)
3.0
2.5
2.0
1.5
1.0
0.5
0
08
09
Gearing (times)
Net debt
30 June 2009
31 December 2008

Maturity Profile of Consolidated Debt 30 June 2009


13%
32%
37%
18%

	US$ millions
Within one year	1,068.2
One to two years	596.3
Two to five years	1,230.0
Over five years	430.2
Total	**3,324.7**

Maturity Profile of Consolidated Debt 31 December 2008


17%
38%
42%
3%

	US$ millions
Within one year	1,207.0
One to two years	110.4
Two to five years	1,311.3
Over five years	530.0
Total	**3,158.7**

Maturity Profile

The maturity profile of debt of consolidated and associated companies follows.

Consolidated

	Carrying amounts		Nominal values	
US$ millions	**At 30 June 2009**	At 31 December 2008	**At 30 June 2009**	At 31 December 2008
Within one year	**1,068.2**	1,207.0	**1,068.3**	1,207.3
One to two years	**596.3**	110.4	**597.5**	111.6
Two to five years	**1,230.0**	1,311.3	**1,239.1**	1,321.4
Over five years	**430.2**	530.0	**438.4**	538.7
Total	**3,324.7**	3,158.7	**3,343.3**	3,179.0

The change in the Group's debt maturity profile at 30 June 2009 principally reflects Indofood's issuance of a 5-year Rupiah 1.6 trillion (US$157.5 million) bond due in June 2014 and other long-term borrowings to refinance short-term borrowings.

Associated

	PLDT				Philex			
	Carrying amounts		Nominal values		Carrying amounts		Nominal values	
US$ millions	**At 30 June 2009**	At 31 December 2008	**At 30 June 2009**	At 31 December 2008	**At 30 June 2009**	At 31 December 2008	**At 30 June 2009**	At 31 December 2008
Within one year	**271.0**	315.9	**273.3**	318.3	**57.2**	85.0	**57.2**	85.0
One to two years	**155.3**	155.8	**158.6**	158.8	**-**	-	**-**	-
Two to five years	**814.4**	559.8	**895.3**	565.1	**-**	-	**-**	-
Over five years	**474.1**	523.9	**476.3**	609.5	**-**	-	**-**	-
Total	**1,714.8**	1,555.4	**1,803.5**	1,651.7	**57.2**	85.0	**57.2**	85.0

Charges on Group Assets

At 30 June 2009, certain bank and other borrowings were secured by the Group's property, plant and equipment, plantations, other intangible assets, accounts receivable, prepaid land premiums, cash and cash equivalents, and inventories equating to a net book value of US$1,433.5 million (31 December 2008: US$1,455.3 million) and the Group's interest of 20.9% (31 December 2008: 17.6%) in PLDT, 6.4% (31 December 2008: 8.5%) in MPIC, 20.0% (31 December 2008: 20.1%) in Philex, 99.8% in MPTC (31 December 2008: 99.8%), 24.5% in DMWC (31 December 2008: 24.5%) and 9.9% in Maynilad (31 December 2008: 9.9%).

Financial Risk Management

Foreign Currency Risk

(A) *Company Risk*

As the Head Office debts are currently denominated in U.S. dollars, foreign currency risk relates mainly to the receipt of cash dividends and to the translation of non-U.S. dollar denominated investments in subsidiary and associated companies.

The Company actively reviews the potential benefits of hedging based on forecast dividend flows and enters into hedging arrangements (including the use of forward exchange contracts) for managing its foreign currency exposure in respect of dividend income and payments in foreign currency on a transactional basis. However, the Company does not actively seek to hedge risks arising on the translation of foreign currency denominated investments due to the non-cash nature of such investments and the high costs associated with such hedging. Accordingly, the Company is exposed to the impact of foreign currency fluctuations on the translated U.S. dollar value of its foreign currency denominated investments.

With the exception of the Head Office, the principal components of the Group's NAV relate to investments denominated in the peso and rupiah. Accordingly, any change in these currencies, against their respective 30 June 2009 exchange rates, would have an effect on the Group's NAV in U.S. dollar terms.

The following table illustrates the estimated effect on the Group's adjusted NAV for a one per cent change of the peso and rupiah against the U.S. dollar.

Company	**Effect on adjusted NAV**[(i)] US$ millions	**Effect on adjusted NAV per share** HK cents
PLDT	24.6	5.96
MPIC	9.8	2.38
Indofood	8.1	1.96
Philex	1.6	0.39
Total	**44.1**	**10.69**

(i) Based on quoted share prices as at 30 June 2009 applied to the Group's economic interest

(B) *Group Risk*

The Group's operating results are denominated in local currencies, principally the peso and rupiah, which are translated and consolidated to give the Group's results in U.S. dollars.

Analysis of Total Borrowings by Currency


36%
49%
15%

	US$ millions
US$	1,634.8
Peso	499.2
Rupiah	1,190.7
Total	**3,324.7**

Net Debt by Currency

It is often necessary for operating entities to borrow in U.S. dollars, which results in the risk of a translation impact on local currency results. A summary of consolidated and associated companies' net debt by currency follows.

Consolidated

US$ millions	US$	Peso	Rupiah	Others	**Total**
Total borrowings	1,634.8	499.2	1,190.7	–	**3,324.7**
Cash and cash equivalents[i]	(326.2)	(116.5)	(184.0)	(20.6)	**(647.3)**
Net Debt/(Cash)	1,308.6	382.7	1,006.7	(20.6)	**2,677.4**
Representing:					
Head Office	750.3	(66.8)	–	(1.1)	**682.4**
MPIC	57.4	449.5	–	–	**506.9**
Indofood	500.9	–	1,006.7	(19.5)	**1,488.1**
Net Debt/(Cash)	1,308.6	382.7	1,006.7	(20.6)	**2,677.4**

Associated

US$ millions	US$	Peso	Others	**Total**
Net Debt/(Cash)				
PLDT	750.5	108.5	(6.3)	**852.7**
Philex	17.6	(66.4)	–	**(48.8)**

(i) *Includes pledged deposits and restricted cash*

Peso and Rupiah Closing Rates against the U.S. Dollar


Peso
Rupiah
43
44
45
46
47
48
49
50
9,000
9,500
10,000
10,500
11,000
11,500
12,000
12,500
Jun 08
Sep 08
Dec 08
Mar 09
Jun 09
Aug 09
Peso
Rupiah

As a result of unhedged U.S. dollar net debt, the Group's results are sensitive to fluctuations in U.S. dollar exchange rates. The following table illustrates the estimated effect on the Group's reported profitability for a one per cent change in the principal operating currencies of subsidiary and associated companies. This does not reflect the indirect effect of fluctuating exchange rates on revenues and input costs at the operating company level.

US$ millions	Total US$ exposure	Hedged amount	Unhedged amount	Profit effect of 1% currency change	**Group net profit effect**
Head Office[i]	750.3	–	750.3	–	**–**
MPIC	57.4	52.5	4.9	–	**–**
Indofood	500.9	–	500.9	5.0	**1.8**
PLDT	750.5	421.2	329.3	3.3	**0.6**
Philex	17.6	–	17.6	0.2	**–**
Total	**2,076.7**	**473.7**	**1,603.0**	**8.5**	**2.4**

(i) *As the Group reports its results in U.S. dollars, unhedged U.S. dollar debt at the Head Office does not give rise to any significant exchange exposure.*

Equity Market Risk

As the majority of the Company's investments are listed, the Company is exposed to fluctuations in the equity market values of such investments. In addition, the value of the Company's investments may be impacted by sentiment towards specific countries.

First Pacific's listed investments are located in the Philippines, Indonesia and Singapore. Accordingly, in addition to operating factors within the Company's control, the Company also has an equity market risk in respect of general investor sentiment towards these countries. Changes in the stock market indices of the Philippines, Indonesia and Singapore is summarized as follows.

	Philippine Composite Index	**Jakarta Composite Index**	**Singapore Straits Times Index**
At 31 December 2008	1,872.9	1,355.4	1,761.6
At 30 June 2009	**2,438.0**	**2,026.8**	**2,333.1**
Increase during first half of 2009	30.2%	49.5%	32.4%

Stock Market Indices


PCI/JCI/SSTI
3,000
2,500
2,000
1,500
1,000
Dec 08
Mar 09
Jun 09
Aug 09
Philippine Composite Index (PCI)
Jakarta Composite Index (JCI)
Singapore Straits Times Index (SSTI)

Interest Rate Risk

The Company and its operating entities are exposed to changes in interest rates to the extent that they impact the cost of variable interest rate borrowings. An analysis of this for consolidated and associated companies follows.

Interest Rate Profile


32%
68%

	US$ millions
Fixed	1,053.0
Variable	2,271.7
Total	**3,324.7**

Consolidated

US$ millions	Fixed interest rate borrowings	Variable interest rate borrowings	Cash and cash equivalents[(i)]	**Net debt**
Head Office[(ii)]	197.8	582.6	(98.0)	**682.4**
MPIC[(iii)]	408.8	263.5	(165.4)	**506.9**
Indofood	446.4	1,425.6	(383.9)	**1,488.1**
Total	1,053.0	2,271.7	(647.3)	**2,677.4**

Associated

US$ millions	Fixed interest rate borrowings	Variable interest rate borrowings	Cash and cash equivalents	**Net debt/ (cash)**
PLDT	1,081.5	633.3	(862.1)	**852.7**
Philex	–	57.2	(106.0)	**(48.8)**

(i) Includes pledged deposits and restricted cash

(ii) In April 2009, a wholly-owned subsidiary company of the Company entered into an interest rate swap agreement, which effectively changed a US$200.0 million bank loan of the Head Office from London Inter-bank Offer Rate (LIBOR)-based variable interest rate to fixed interest rate.

(iii) MNTC, a subsidiary company of MPIC, entered into certain interest rate swap agreements, which effectively changed US$34.5 million of its bank loans at 30 June 2009 from LIBOR-based and Philippine Reference Rates (PHIREF)-based variable interest rates to fixed interest rates.

The following table illustrates the estimated effect on the Group's reported profitability for a one per cent change in average annual interest rates in respect of the variable interest rate borrowings.

US$ millions	Variable interest rate borrowings	Profit effect of 1% change in interest rates	**Group net profit effect**
Head Office	582.6	5.8	**5.8**
MPIC	263.5	2.6	**1.8**
Indofood	1,425.6	14.3	**5.0**
PLDT	633.3	6.3	**1.2**
Philex	57.2	0.6	**0.1**
Total	2,962.2	29.6	**13.9**

Share Price vs Adjusted NAV Per Share


HK$
12
10
8
6
4
2
0
3.83
2.78
9.15
4.45
Jun 05
Dec 05
Jun 06
Dec 06
Jun 07
Dec 07
Jun 08
Dec 08
Jun 09
Adjusted NAV per share
Share Price

Adjusted NAV Per Share

There follows a calculation of the Group's underlying worth.

US$ millions	Basis	**At 30 June 2009**	At 31 December 2008
PLDT	(i)	**2,459.8**	2,200.1
MPIC	(i)	**977.4**	388.3
Indofood	(i)	**812.6**	373.4
Philex	(i)	**163.5**	80.3
Head Office			
– Receivables	(ii)	**42.1**	149.2
– Net debt		**(682.4)**	(731.3)
Total Valuation		**3,773.0**	2,460.0
Number of Ordinary Shares in Issue (millions)		**3,216.9**	3,213.4
Value per share			
– U.S. dollars		**1.17**	0.77
– HK dollars		**9.15**	5.97
Company's closing share price (HK$)		**4.45**	2.69
Share price discount to HK$ value per share (%)		**51.4**	54.9

(i) Based on quoted share prices applied to the Group's economic interest
(ii) Represents receivables from MPIC

Adjusted NAV by Country
30 June 2009


18%
82%

	US$ millions
Philippines	3,600.7
Indonesia	812.6
Total	**4,413.3**

Employee Information

The following information relates to the Head Office and its subsidiary companies.

For the six months ended 30 June US$ millions	**2009**	2008
Employee Remuneration		
(including Directors' Remuneration)		
Basic salaries	**112.6**	87.0
Bonuses	**25.1**	30.3
Benefits in kind	**25.4**	26.4
Pension contributions	**13.9**	27.2
Equity-settled share option expense	**5.7**	11.1
Total	**182.7**	182.0

	2009	2008
Number of employees		
– At 30 June	**67,904**	62,480
– Average for the period	**66,982**	62,463

For details regarding the Group's remuneration policies for Directors and senior executives, please refer to page 66 of the Company's 2008 Annual Report.

Condensed Interim Financial Statements

Condensed Consolidated Income Statement

For the six months ended 30 June US$ millions	Notes	(Unaudited) **2009**	2008 (Restated)[(i)]
Turnover	2	**1,809.1**	2,044.8
Cost of sales		**(1,279.8)**	(1,503.6)
Gross Profit		**529.3**	541.2
Gain on divestments and dilutions		**–**	9.8
Distribution costs		**(137.8)**	(165.7)
Administrative expenses		**(138.5)**	(113.0)
Other operating income, net		**96.9**	81.2
Net borrowing costs	3	**(110.7)**	(60.6)
Share of profits less losses of associated companies and joint ventures		**114.1**	113.6
Profit Before Taxation	4	**353.3**	406.5
Taxation	5	**(52.7)**	(103.3)
Profit for the Period from Continuing Operations		**300.6**	303.2
Profit for the period from a discontinued operation	6	**2.7**	2.3
Profit for the Period		**303.3**	305.5
Attributable to:			
Owners of the parent	7	**164.3**	156.8
Minority interest		**139.0**	148.7
		303.3	305.5
Ordinary Share Dividend	8		
U.S. 0.51 cent (2008: U.S. 0.38 cent) per share		**16.5**	12.3
Earnings Per Share Attributable to Owners of the Parent (U.S. cents)	9		
Basic			
– For profit from continuing operations		**5.01**	4.81
– For profit from a discontinued operation		**0.10**	0.05
– For profit for the period		**5.11**	4.86
Diluted			
– For profit from continuing operations		**4.95**	4.62
– For profit from a discontinued operation		**0.10**	0.04
– For profit for the period		**5.05**	4.66

(i) Refer to Note 21

The accompanying notes form an integral part of these Condensed Interim Financial Statements.

Condensed Consolidated Statement of Comprehensive Income

For the six months ended 30 June US$ millions	(Unaudited) **2009**	 2008
Profit for the Period	**303.3**	305.5
Other Comprehensive Income/(Loss)		
Exchange differences on translating foreign operations	**89.6**	(35.5)
Realized exchange reserve upon divestment and dilution of interest in an associated company	**–**	(0.3)
Unrealized gains/(losses) on available-for-sale assets	**28.3**	(5.6)
Realized gains on available-for-sale assets	**–**	(0.1)
Realized losses on cash flow hedges	**0.7**	–
Unrealized losses on cash flow hedges	**(2.1)**	(7.5)
Income tax related to cash flow hedges	**0.1**	–
Share of revaluation increment of an associated company's assets	**5.0**	–
Other comprehensive income/(loss) for the period, net of tax	**121.6**	(49.0)
Total Comprehensive Income for the Period	**424.9**	256.5
Attributable to:		
Owners of the parent	**214.0**	94.5
Minority interest	**210.9**	162.0
	424.9	256.5

The accompanying notes form an integral part of these Condensed Interim Financial Statements.

Condensed Consolidated Statement of Financial Position

US$ millions	Notes	**(Unaudited) At 30 June 2009**	(Audited) At 31 December 2008
Non-current Assets			
Property, plant and equipment	10	**934.5**	808.4
Plantations		**889.4**	744.5
Associated companies and joint ventures	11	**1,184.8**	1,202.3
Goodwill		**718.5**	675.6
Other intangible assets	12	**1,546.7**	1,538.5
Accounts receivable, other receivables and prepayments		**4.3**	3.0
Prepaid land premiums		**160.7**	153.2
Available-for-sale assets		**91.5**	1.7
Deferred tax assets		**46.2**	38.7
Other non-current assets		**270.2**	217.1
		5,846.8	5,383.0
Current Assets			
Cash and cash equivalents		**616.5**	625.9
Pledged deposits and restricted cash	13	**30.8**	12.0
Available-for-sale assets		**55.7**	56.9
Accounts receivable, other receivables and prepayments	14	**408.3**	435.5
Inventories		**602.9**	557.4
Assets held for sale		**8.4**	–
		1,722.6	1,687.7
Assets of a disposal group classified as held for sale	6	**–**	128.3
		1,722.6	1,816.0
Current Liabilities			
Accounts payable, other payables and accruals	15	**631.5**	667.4
Short-term borrowings		**1,068.2**	1,207.0
Provision for taxation		**23.4**	55.8
Current portion of deferred liabilities and provisions	16	**81.6**	39.4
		1,804.7	1,969.6
Liabilities directly associated with the assets classified as held for sale	6	**–**	106.1
		1,804.7	2,075.7
Net Current Liabilities		**(82.1)**	(259.7)
Total Assets Less Current Liabilities		**5,764.7**	5,123.3
Equity			
Issued share capital		**32.2**	32.1
Retained earnings		**335.6**	196.0
Other components of equity		**959.2**	902.0
Equity attributable to owners of the parent		**1,327.0**	1,130.1
Minority interest		**1,410.1**	1,245.1
Total Equity		**2,737.1**	2,375.2
Non-current Liabilities			
Long-term borrowings		**2,256.5**	1,951.7
Deferred liabilities and provisions	16	**405.1**	432.4
Deferred tax liabilities		**366.0**	364.0
		3,027.6	2,748.1
		5,764.7	5,123.3

The accompanying notes form an integral part of these Condensed Interim Financial Statements.

On behalf of the Board of Directors

MANUEL V. PANGILINAN
Managing Director and Chief Executive Officer
4 September 2009

Condensed Consolidated Statement of Changes in Equity

US$ millions	Issued share capital	Share premium	Share options issued	Exchange reserve	Unrealized gains/ (losses) on available-for -sale assets	Unrealized gains/ (losses) on cash flow hedges	Income tax related to cash flow hedges	Capital and other reserves	Retained earnings	Total	Minority interest	(Unaudited) Total equity
	Equity attributable to owners of the parent											
Balance at 1 January 2008	32.2	971.7	17.6	44.1	10.3	11.0	(3.7)	(2.3)	55.6	1,136.5	992.6	2,129.1
Total comprehensive income for the period	–	–	–	(51.8)	(3.0)	(11.1)	3.6	–	156.8	94.5	162.0	256.5
Issue of shares upon the exercise of share options	0.1	2.4	(0.9)	–	–	–	–	–	–	1.6	–	1.6
Repurchase and cancellation of shares	(0.1)	–	–	–	–	–	–	0.1	(4.3)	(4.3)	–	(4.3)
Equity-settled share option arrangements	–	–	11.1	–	–	–	–	–	–	11.1	–	11.1
2007 special and final dividends paid	–	–	–	–	–	–	–	–	(32.9)	(32.9)	–	(32.9)
Dividends declared to minority shareholders	–	–	–	–	–	–	–	–	–	–	(19.2)	(19.2)
Balance at 30 June 2008	32.2	974.1	27.8	(7.7)	7.3	(0.1)	(0.1)	(2.2)	175.2	1,206.5	1,135.4	2,341.9
Balance at 1 January 2009	32.1	974.1	34.7	(116.0)	11.7	2.1	(0.2)	(4.4)	196.0	1,130.1	1,245.1	**2,375.2**
Total comprehensive income for the period	–	–	–	16.5	29.4	(1.3)	0.1	5.0	164.3	214.0	210.9	**424.9**
Issue of shares upon the exercise of share options	0.1	1.2	(0.4)	–	–	–	–	–	–	0.9	–	**0.9**
Equity-settled share option arrangements	–	–	6.8	–	–	–	–	–	–	6.8	–	**6.8**
2008 final dividend paid	–	–	–	–	–	–	–	–	(24.7)	(24.7)	–	**(24.7)**
Dividends declared and paid to minority shareholders	–	–	–	–	–	–	–	–	–	–	(32.9)	**(32.9)**
Acquisition of minority interest	–	–	–	–	–	–	–	–	–	–	(6.6)	**(6.6)**
Disposal of a disposal group classified as held for sale	–	–	–	–	–	–	–	(0.1)	–	(0.1)	(6.4)	**(6.5)**
Balance at 30 June 2009	**32.2**	**975.3**	**41.1**	**(99.5)**	**41.1**	**0.8**	**(0.1)**	**0.5**	**335.6**	**1,327.0**	**1,410.1**	**2,737.1**

The accompanying notes form an integral part of these Condensed Interim Financial Statements.

Condensed Consolidated Statement of Cash Flows

For the six months ended 30 June US$ millions	Notes	(Unaudited) 2009	 2008 (Restated)[i]
Profit Before Taxation			
From continuing operations		**353.3**	406.5
From a discontinued operation		**1.7**	2.8
Adjustments for:			
Interest expenses	3	**123.3**	79.4
Amortization of other intangible assets	4	**44.1**	–
Depreciation	4	**40.8**	42.2
Equity-settled share option expense		**5.7**	11.1
Recognition of prepaid land premiums	4	**2.8**	3.2
Share of profits less losses of associated companies and joint ventures		**(114.1)**	(113.6)
Gain on changes in fair value of plantations	4	**(53.8)**	(69.8)
Foreign exchange and derivative (gains)/losses, net	4	**(32.0)**	1.1
Increase in other non-current assets		**(30.5)**	(14.1)
Interest income	3	**(12.6)**	(18.8)
Increase in accounts receivables, other receivables and prepayment (Non-current)		**(1.1)**	(0.1)
Gain on sale of property, plant and equipment	4	**(0.3)**	(0.5)
Gain on divestment and dilution of interest in an associated company	4	**–**	(9.8)
Others		**7.2**	5.5
		334.5	325.1
Increase in working capital[ii]		**(141.1)**	(153.7)
Net cash generated from operations		**193.4**	171.4
Interest received		**9.0**	17.2
Interest paid		**(110.1)**	(88.2)
Tax paid		**(100.9)**	(79.1)
Net Cash (Outflow)/Inflow from Operating Activities		**(8.6)**	21.3
Dividend received from associated companies		**127.3**	140.1
Proceeds from sale of property, plant and equipment		**1.4**	3.9
Purchase of property, plant and equipment		**(111.6)**	(55.8)
Acquisition of available-for-sale assets		**(59.3)**	(36.1)
Investments in other intangible assets		**(43.7)**	–
Investments in plantations		**(32.6)**	(38.2)
Investments in associated companies		**(15.5)**	(11.8)
Increased investments in subsidiary companies		**(8.1)**	–
(Advances to)/repayment from associated companies, net		**(0.1)**	1.9
Proceeds from disposal of available-for-sale assets		**–**	7.2
Loans to a joint venture, net		**–**	(19.0)
Deposit for acquisition of a subsidiary company		**–**	(4.1)
Net Cash Outflow from Investing Activities		**(142.2)**	(11.9)
Net borrowings raised		**187.4**	200.6
Proceeds from the exercise of share options		**0.9**	1.6
Increase in time deposits with original maturity of more than three months		**(61.3)**	–
Dividends paid to shareholders		**(24.7)**	(32.9)
Increase in restricted cash		**(18.8)**	–
Dividends paid to minority shareholders by subsidiary companies		**(14.2)**	–
Share issue expenses of a subsidiary company		**(0.3)**	–
Repurchase of shares		**–**	(4.3)
Net Cash Inflow from Financing Activities		**69.0**	165.0
Net (Decrease)/Increase in Cash and Cash Equivalents		**(81.8)**	174.4
Cash and cash equivalents at 1 January		**625.9**	600.8
Exchange translation		**11.1**	4.7
Cash and Cash Equivalents at 30 June		**555.2**	779.9
Representing			
Cash and cash equivalents		**616.5**	779.9
Less time deposits with original maturity of more than three months		**(61.3)**	–
Cash and Cash Equivalents at 30 June		**555.2**	779.9

(i) Refer to Note 21
(ii) Changes in working capital are stated excluding movements due to acquisition and disposal of subsidiary companies.

The accompanying notes form an integral part of these Condensed Interim Financial Statements.

Notes to the Condensed Interim Financial Statements

1. Basis of Preparation and Impact of New and Revised HKFRSs

(A) Basis of Preparation

The Condensed Interim Financial Statements have been prepared in accordance with HKAS 34 "Interim Financial Reporting" issued by the HKICPA and the disclosure requirements of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the Listing Rules) issued by The Stock Exchange of Hong Kong Limited (SEHK). The Condensed Interim Financial Statements have been prepared on a basis consistent with the accounting policies adopted in the Group's 2008 audited financial statements.

(B) Impact of New and Revised HKFRSs

Certain changes to Hong Kong GAAP have been implemented during 2009 as a consequence of the following new and revised Hong Kong Financial Reporting Standards (HKFRSs) (which include all HKFRSs, HKASs and Interpretations) issued by the HKICPA:

HKAS 1 (Revised)	"Presentation of Financial Statements"[(i)]
HKAS 23 (Revised)	"Borrowing Costs"[(i)]
HKAS 32 and HKAS 1 Amendments	"Puttable Financial Instruments and Obligations Arising on Liquidation"[(i)]
HKAS 39 Amendments	"Eligible Hedged Items"[(ii)]
HKFRS 1 and HKAS 27 Amendments	"Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate"[(i)]
HKFRS 2 Amendments	"Share-based Payment – Vesting Conditions and Cancellations"[(i)]
HKFRS 7 Amendments	"Financial Instruments: Disclosures"[(i)]
HKFRS 8	"Operating Segments"[(i)]
HK(IFRIC)-Int 9 and HKAS39 Amendments	"Reassessment of Embedded Derivatives"[(iii)]
HK(IFRIC)-Int 13	"Customer Loyalty Programmes"[(iv)]
HK(IFRIC)-Int 15	"Agreements for the Construction of Real Estate"[(i)]
HK(IFRIC)-Int 16	"Hedges of a Net Investment in a Foreign Operation"[(v)]
Annual Improvements to HKFRSs	"Improvements to HKFRSs"[(vi)]
	"Improvements to HKFRSs 2009"[(vii)]

(i) Effective for annual periods commencing on or after 1 January 2009
(ii) Effective for annual periods commencing on or after 1 July 2009
(iii) Effective for annual periods ending on or after 30 June 2009
(iv) Effective for annual periods commencing on or after 1 July 2008
(v) Effective for annual periods commencing on or after 1 October 2008
(vi) Generally effective for annual periods commencing on or after 1 January 2009, unless otherwise stated in the specific HKFRSs
(vii) Generally effective for annual periods commencing on or after 1 January 2010, unless otherwise stated in the specific HKFRSs

The adoption of the above pronouncements has had no effect on both the profit attributable to owners of the parent for the periods ended 30 June 2009 and 30 June 2008 and equity attributable to owners of the parent at 30 June 2009 and 31 December 2008, but only results in certain changes in the financial statements presentation and disclosures.

2. Turnover and Segmental Information

For the six months ended 30 June US$ millions	**2009**	2008 (Restated)
Turnover		
Sale of goods	**1,624.3**	2,003.8
Rendering of services	**184.8**	41.0
Total	**1,809.1**	2,044.8

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the Group), whose operating results is regularly reviewed by the Group's chief operating decision maker who makes decisions about how resources are to be allocated to the segment and assesses its performance, and for which discrete financial information is available to him.

The Board of Directors considers the business from both product or service and geographical perspective. From a product or service perspective, the Group business interests are divided into four main segments, which are telecommunications, infrastructure, consumer food products and natural resources. Geographically, the Board of Directors considers the businesses of the Group are operating in the Philippines and Indonesia, respectively. Details of the Group's principal investments are provided on page 60.

The Board of Directors assesses the performance of the operating segments based on a measure of recurring profit. This measurement basis measures the profit attributable to owners of the parent excluding the effects of foreign exchange and derivative gains/losses, gain/loss on changes in fair value of plantations and non-recurring items. Non-recurring items represent certain items, through occurrence or size, which are not considered as usual operating items.

The revenue, results, total assets, total liabilities and other information regarding the Group's reportable businesses for the six months ended 30 June 2009 and 2008 and at 30 June 2009 and 31 December 2008 are as follows.

By Principal Business Activity – 2009

	The Philippines			Indonesia		
For the six months ended/at 30 June US$ millions	Telecom- munications	Infrastructure	Natural Resources	Consumer Food Products	Head Office	**2009 Total**
Revenue						
Turnover	–	156.2	–	1,652.9	–	**1,809.1**
Results						
Recurring profit	102.9	14.6	2.1	31.8	(23.9)	**127.5**
Assets and Liabilities						
Associated companies and joint ventures	1,007.0	54.9	116.1	3.1	3.7	**1,184.8**
Other assets	–	1,765.2	–	4,450.1	169.3	**6,384.6**
Total assets	1,007.0	1,820.1	116.1	4,453.2	173.0	**7,569.4**
Borrowings	–	672.3	–	1,872.0	780.4	**3,324.7**
Other liabilities	–	534.8	–	876.7	96.1	**1,507.6**
Total liabilities	–	1,207.1	–	2,748.7	876.5	**4,832.3**
Other Information						
Depreciation and amortization	–	(37.3)	–	(47.4)	(0.2)	**(84.9)**
Interest income	–	5.4	–	6.4	0.8	**12.6**
Interest expenses	–	(38.9)	–	(72.0)	(12.4)	**(123.3)**
Share of profits less losses of associated companies and joint ventures	107.1	3.1	3.9	–	–	**114.1**
Taxation	–	23.2	–	(69.5)	(6.4)	**(52.7)**
Additions to non-current assets (other than financial instruments and deferred tax assets)	–	53.5	–	186.8	–	**240.3**

By Principal Business Activity – 2008

For the six months ended 30 June/ at 31 December US$ millions	The Philippines Telecom- munications	Infrastructure	Natural Resources	Indonesia Consumer Food Products	Head Office	2008 (Restated) Total
Revenue						
Turnover	–	–	–	2,044.8	–	2,044.8
Results						
Recurring profit	106.9	1.1	–	50.6	(32.1)	126.5
Assets and Liabilities						
Associated companies and joint ventures	1,040.5	48.0	95.1	15.4	3.3	1,202.3
Other assets	–	1,940.6	–	4,039.9	16.2	5,996.7
Total assets	1,040.5	1,988.6	95.1	4,055.3	19.5	7,199.0
Borrowings	–	677.7	–	1,696.6	784.4	3,158.7
Other liabilities	–	745.0	–	862.7	57.4	1,665.1
Total liabilities	–	1,422.7	–	2,559.3	841.8	4,823.8
Other Information						
Depreciation and amortization	–	(0.5)	–	(41.4)	(0.3)	(42.2)
Interest income	–	4.6	–	8.0	6.2	18.8
Interest expenses	–	(4.6)	–	(54.8)	(20.0)	(79.4)
Share of profits less losses of associated companies and joint ventures	117.8	(3.9)	–	(0.3)	–	113.6
Taxation	–	3.1	–	(101.3)	(5.1)	(103.3)
Additions to non-current assets (other than financial instruments and deferred tax assets)	–	1.0	–	108.7	–	109.7

A reconciliation between profit before taxation as shown in the condensed consolidated income statement and recurring profit is as follows.

For the six months ended 30 June US$ millions	**2009**	2008 (Restated)
Profit before taxation		
– Continuing operations	**353.3**	406.5
– A discontinued operation	**1.7**	2.8
Exclusion of:		
– Foreign exchange and derivative (gains)/losses (Note 7)	**(23.2)**	2.4
– Gain on changes in fair value of plantations (Note 4)	**(53.8)**	(69.8)
– Non-recurring items	**(14.9)**	(17.5)
Deduction of attributable taxation and minority interest	**(135.6)**	(197.9)
Recurring profit	**127.5**	126.5

3. Net Borrowing Costs

For the six months ended 30 June US$ millions	**2009**	2008 (Restated)
Bank loans and other loans		
– Wholly repayable within five years	**99.2**	76.8
– Not wholly repayable within five years	**24.3**	2.6
Less borrowing costs capitalized in other intangible assets	**(0.2)**	–
Total Borrowing Costs	**123.3**	79.4
Less interest income	**(12.6)**	(18.8)
Net Borrowing Costs	**110.7**	60.6

4. Profit Before Taxation

For the six months ended 30 June US$ millions	2009	2008
Profit Before Taxation is Stated after (Charging)/Crediting(i)		
Cost of inventories sold	**(750.8)**	(1,212.6)
Employee remuneration	**(182.7)**	(182.0)
Cost of services rendered	**(94.1)**	(19.7)
Amortization of other intangible assets	**(44.1)**	–
Depreciation (Note 10)	**(40.8)**	(42.2)
Impairment losses for accounts receivable(ii)	**(3.9)**	(4.6)
Recognition of prepaid land premiums	**(2.8)**	(3.2)
Gain on changes in fair value of plantations	**53.8**	69.8
Foreign exchange and derivative gains/(losses), net (Note 7)	**32.0**	(1.1)
Gain on sale of property, plant and equipment	**0.3**	0.5
Gain on divestment and dilution of interest in an associated company	**–**	9.8
Realized gains on sale of available-for-sale assets	**–**	0.1

(i) Include amounts (charged)/credited in respect of a discontinued operation
(ii) Included in distribution costs

5. Taxation

No Hong Kong profits tax (2008: Nil) has been provided as the Group had no estimated assessable profits (2008: Nil) in Hong Kong for the period. Taxation on assessable profits generated outside Hong Kong has been provided at the rates of taxation prevailing in the countries in which the Company's subsidiary companies operate.

For the six months ended 30 June US$ millions	2009	2008 (Restated)
Subsidiary Companies – Overseas		
Current taxation	**61.0**	87.6
Deferred taxation	**(8.3)**	15.7
Total	**52.7**	103.3

Included within share of profits less losses of associated companies and joint ventures is taxation of US$45.5 million (2008: US$77.1 million) and which is analyzed as follows.

For the six months ended 30 June US$ millions	2009	2008
Associated Companies and Joint Ventures – Overseas		
Current taxation	**42.2**	46.5
Deferred taxation	**3.3**	30.6
Total	**45.5**	77.1

6. A Discontinued Operation

Following a strategic review of MPIC's businesses which focus on core infrastructure, MPIC's directors decided in late 2008 to divest part of its interest in the property business, Landco Pacific Corporation (Landco), which was operated by MPIC. As at 31 December 2008, the Group's investment in Landco was classified as a disposal group held for sale. In June 2009, MPIC disposed 17.0% interest in Landco for Pesos 203 million (US$4.2 million), thereby reducing its interest in Landco from 51.0% to 34.0%. Following this transaction, the Group's remaining 34.0% interest in Landco was classified as non-current assets held for sale.

7. Profit Attributable to Owners of the Parent

The profit attributable to owners of the parent includes US$3.3 million of net foreign exchange and derivative gains (2008: losses of US$4.8 million) on foreign exchange translation differences on the Group's unhedged foreign currency denominated borrowings and payables and the changes in the fair values of derivatives, US$8.4 million (2008: US$12.7 million) of gain on changes in fair value of plantations and US$25.1 million (2008: US$22.4 million) of net non-recurring gains.

Analysis of Foreign Exchange and Derivative Gains/(Losses)

For the six months ended 30 June US$ millions	**2009**	2008
Foreign exchange and derivative gains/(losses)		
– Subsidiary companies (Note 4)	**32.0**	(1.1)
– Associated companies and joint ventures	**(8.8)**	(1.3)
Subtotal	**23.2**	(2.4)
Attributable to taxation and minority interest	**(19.9)**	(2.4)
Total	**3.3**	(4.8)

The non-recurring gains of US$25.1 million for 2009 mainly represent Maynilad's reversal of provision for deferred credits following a resolution of new tariff rates with the regulator. The non-recurring gains of US$22.4 million for 2008 mainly comprise a gain on divestment and dilution of the Group's interest in PLDT of US$9.8 million.

8. Ordinary Share Dividend

At a meeting held on 4 September 2009, the Directors declared an interim cash dividend of U.S. 0.51 cent (2008: U.S. 0.38 cent) per ordinary share.

9. Earnings Per Share Attributable to Owners of the Parent

The calculation of basic earnings per share is based on the profit for the period attributable to owners of the parent of US$164.3 million (2008: US$156.8 million), and the weighted average number of ordinary shares of 3,214.3 million (2008: 3,226.4 million) in issue during the period.

The calculation of diluted earnings per share is based on: (i) the profit for the period attributable to owners of the parent of US$164.3 million (2008: US$156.8 million) reduced by the dilutive impact of (a) US$0.1 million (2008: US$0.1 million) in respect of the exercise of share options issued by its associated companies and (b) nil (2008: US$3.4 million) in respect of the convertible notes issued by its previous joint venture DMWC (which became a subsidiary company since July 2008) and (ii) a share base equal to the aggregate of the weighted average number of ordinary shares of 3,214.3 million (2008: 3,226.4 million) in issue during the period (as used in the basic earnings per share calculation) and the weighted average number of ordinary shares of 37.6 million (2008: 59.9 million) assumed to have been issued at no consideration on the deemed exercise of all share options of the Company during the period.

The impact upon full conversion of the MPIC's share options has not been taken into account in calculating the diluted earnings per share because their anti-dilutive effect on the basic earnings per share for the period would actually increase the earnings per share.

10. Property, Plant and Equipment

The movements in property, plant and equipment are set out below.

US$ millions	**2009**	2008
At 1 January	**808.4**	784.1
Exchange translation	**56.3**	15.8
Additions	**111.6**	55.8
Depreciation (Note 4)	**(40.8)**	(42.2)
Disposals	**(1.0)**	(3.4)
At 30 June	**934.5**	810.1

11. Associated Companies and Joint Ventures

US$ millions	**At 30 June 2009**	At 31 December 2008
PLDT	**1,007.0**	1,040.5
Philex	**116.1**	95.1
MPIC	**54.9**	48.0
Others	**6.8**	18.7
Total	**1,184.8**	1,202.3

12. Other Intangible Assets

US$ millions	**At 30 June 2009**	At 31 December 2008
Concession assets-Water	**840.3**	837.9
Concession assets-Tollroad	**345.4**	354.6
Brands	**361.0**	346.0
Total	**1,546.7**	1,538.5

Concession assets-Water represent the concession held by Maynilad for its exclusive right granted by Metropolitan Waterworks and Sewerage System (MWSS) on behalf of the Philippine government to provide water and sewerage services and charge users for the services provided in the area of West Metro Manila during its concession period. Concession assets-Tollroad represent the concession held by Manila North Tollways Corporation (MNTC) for its right, interests and privileges to finance, design, construct, operate and maintain toll roads, toll facilities and other facilities generating toll-related and non-toll related income in respect of the Manila North Expressway (also known as North Luzon Expressway (NLEX)) during its concession period. Brands represent the brands held by PT Indolakto for its various milk-related products.

13. Pledged Deposits and Restricted Cash

At 30 June 2009, the Group had US$12.0 million (31 December 2008: US$12.0 million) of pledged bank deposits and US$18.8 million (31 December 2008: Nil) of cash which was restricted as to use.

14. Accounts Receivable, Other Receivables and Prepayments

Included in accounts receivable, other receivables and prepayments are trade receivables of US$259.5 million (31 December 2008: US$258.1 million) with an ageing profile as below.

US$ millions	**At 30 June 2009**	At 31 December 2008
0 to 30 days	**209.8**	204.3
31 to 60 days	**10.0**	12.0
61 to 90 days	**5.7**	6.7
Over 90 days	**34.0**	35.1
Total	**259.5**	258.1

Indofood allows export customers 60 days of credit and local customers an average of 30 days of credit. MPIC (a) allows 60 days for credit for its water service customers, (b) collects toll fees through its associated company, Tollways Management Corporation (TMC), by cash, the users' prepaid and reloadable electronic toll collection devices and credit card payment arrangements.

15. Accounts Payable, Other Payables and Accruals

Included in accounts payable, other payables and accruals are trade payables of US$195.3 million (31 December 2008: US$233.4 million) with an ageing profile as below.

US$ millions	**At 30 June 2009**	At 31 December 2008
0 to 30 days	**163.9**	220.7
31 to 60 days	**5.8**	8.5
61 to 90 days	**1.0**	2.6
Over 90 days	**24.6**	1.6
Total	**195.3**	233.4

16. Deferred Liabilities and Provisions

US$ millions	Long-term liabilities	Pension	Others	**2009 Total**	2008 Total
At 1 January	259.7	137.7	74.4	**471.8**	197.9
Exchange translation	(2.4)	9.7	(0.7)	**6.6**	3.2
Additions	55.0	16.3	4.3	**75.6**	21.9
Payment and utilization	(47.5)	(4.9)	(14.9)	**(67.3)**	(0.7)
At 30 June	264.8	158.8	63.1	**486.7**	222.3
Presented as:					
Current Portion	64.2	–	17.4	**81.6**	17.3
Non-current Portion	200.6	158.8	45.7	**405.1**	205.0
Total	264.8	158.8	63.1	**486.7**	222.3

The long-term liabilities mainly relate to Maynilad's concession fees payable to MWSS and deferred credits (which represent foreign exchange gains and other payables which will be refunded to the customers and foreign exchange differences arising from retranslation of the portion of Maynilad's foreign currency denominated concession fees payable and loans) and Indofood's accrued liabilities for dismantlement, removal or restoration in relation to property, plant and equipment.

The pension relates to accrued liabilities in relation to retirement schemes and long service payments.

The others mainly relate to MNTC's provision for value added taxes and a restructuring provision. The restructuring provision relates to the restructuring of the Group's shareholding structure in PLDT. The amount of the provision for the restructuring is estimated based on the anticipated transaction costs required to complete the restructuring. The estimation basis is reviewed on an ongoing basis and revised as appropriate.

17. Commitments and Contingent Liabilities

(A) Capital Expenditure

US$ millions	**At 30 June 2009**	At 31 December 2008
Commitments in respect of subsidiary companies:		
Authorized, but not contracted for	**207.8**	548.2
Contracted, but not provided for	**171.7**	6.3
Total	**379.5**	554.5

The Group's capital expenditure commitments principally relate to Indofood's purchase of property, plant and equipment, investments in plantations, and Maynilad's and MNTC's construction of water and toll road infrastructure.

(B) Contingent Liabilities

At 30 June 2009, except for US$56.9 million (31 December 2008: US$53.7 million) guarantees given by Indofood for loan facilities obtained by certain plantation farmers in relation to arrangements for those farmers' production and sale of fresh fruit bunches to Indofood, neither the Group nor the Company had any significant contingent liabilities (31 December 2008: Nil).

18. Share Options

Particulars of the share options of the Company and its subsidiary company granted to the Directors and senior executives of the Company and its subsidiary company at 30 June 2009 are set out below.

(A) Particulars of the Company's Share Option Scheme

	Share options held at 1 January 2009	Share options granted during the period	Share options exercised during the period	**Share options held at 30 June 2009**	Share options exercise price (HK$)	Market price at date of grant (HK$)	Market price during the period of exercise (HK$)	Grant date	Fully vested by	Exercisable from	Exercisable until
Executive Directors											
Manuel V. Pangilinan	31,800,000	-	-	**31,800,000**	1.76	1.76	-	1 June 2004	December 2008	June 2005	May 2014
	30,200,000	-	-	**30,200,000**	5.33	5.33	-	5 September 2007	September 2012	September 2008	September 2017
Edward A. Tortorici	3,560,000	-	(3,560,000)	**-**	1.76	1.76	3.77	1 June 2004	December 2008	June 2005	May 2014
	18,200,000	-	-	**18,200,000**	5.33	5.33	-	5 September 2007	September 2012	September 2008	September 2017
Robert C. Nicholson	14,000,000	-	-	**14,000,000**	1.76	1.76	-	1 June 2004	December 2008	June 2005	May 2014
	15,500,000	-	-	**15,500,000**	5.33	5.33	-	5 September 2007	September 2012	September 2008	September 2017
Non-Executive Directors											
Ambassador Albert F. del Rosario	2,840,000	-	-	**2,840,000**	1.76	1.76	-	1 June 2004	June 2005	June 2005	May 2014
	3,160,000	-	-	**3,160,000**	5.33	5.33	-	5 September 2007	September 2008	September 2008	September 2017
Benny S. Santoso	2,840,000	-	-	**2,840,000**	1.76	1.76	-	1 June 2004	June 2005	June 2005	May 2014
	3,160,000	-	-	**3,160,000**	5.33	5.33	-	5 September 2007	September 2008	September 2008	September 2017
Independent Non-Executive Directors											
Graham L. Pickles	3,160,000	-	-	**3,160,000**	5.33	5.33	-	5 September 2007	September 2008	September 2008	September 2017
Prof. Edward K.Y. Chen *GBS, CBE, JP*	1,340,000	-	-	**1,340,000**	1.76	1.76	-	1 June 2004	June 2005	June 2005	May 2014
	3,160,000	-	-	**3,160,000**	5.33	5.33	-	5 September 2007	September 2008	September 2008	September 2017
Sir David W. C. Tang *KBE*	3,160,000	-	-	**3,160,000**	5.33	5.33	-	5 September 2007	September 2008	September 2008	September 2017
Senior Executives	29,032,000	-	-	**29,032,000**	1.76	1.76	-	1 June 2004	December 2008	June 2005	May 2014
	4,500,000	-	-	**4,500,000**	3.275	3.25	-	7 June 2006	December 2010	June 2007	June 2016
	42,220,000	-	-	**42,220,000**	5.33	5.33	-	5 September 2007	September 2012	September 2008	September 2017
Total	211,832,000	-	(3,560,000)	**208,272,000**							

Further information regarding the Company's share option scheme has been set out on pages 147 and 148 of the Company's 2008 Annual Report.

(B) Particulars of MPIC's Share Option Scheme

	Share options held at 1 January 2009	Share options granted during the period	Share options exercised during the period	**Share options held at 30 June 2009**	Share options exercise price (Peso)	Market price at date of grant (Peso)	Market price during the period of exercise (Peso)	Grant date	Fully vested by	Exercisable from	Exercisable until
Executive Directors											
Manuel V. Pangilinan	7,500,000	-	-	**7,500,000**	2.12	2.10	-	9 December 2008	January 2010	January 2009	January 2013
	-	7,500,000	-	**7,500,000**	2.73	2.65	-	10 March 2009	March 2010	March 2009	March 2013
Edward A. Tortorici	5,000,000	-	-	**5,000,000**	2.12	2.10	-	9 December 2008	January 2010	January 2009	January 2013
	-	5,000,000	-	**5,000,000**	2.73	2.65	-	10 March 2009	March 2010	March 2009	March 2013
Ambassador Albert F. del Rosario	2,500,000	-	-	**2,500,000**	2.12	2.10	-	9 December 2008	January 2010	January 2009	January 2013
	-	2,500,000	-	**2,500,000**	2.73	2.65	-	10 March 2009	March 2010	March 2009	March 2013
Senior Executives	46,000,000	-	(2,250,000)	**43,750,000**	2.12	2.10	5.60	9 December 2008	January 2010	January 2009	January 2013
	-	47,925,245	(1,250,000)	**46,675,245**	2.73	2.65	5.60	10 March 2009	March 2010	March 2009	March 2013
Total	61,000,000	62,925,245	(3,500,000)	**120,425,245**							

At the annual general meeting held on 1 June 2007, the Company's shareholders approved a share option scheme under which MPIC's directors may, at their discretion, invite executives of MPIC upon the regularization of employment of eligible executives, to take up share options of MPIC to obtain an ownership interest in MPIC and for the purpose of long-term employment motivation. The scheme was subsequently approved by MPIC's shareholders and became effective on 14 June 2007 and would be valid for 10 years.

The maximum number of shares on which options may be granted under the scheme may not exceed 10% of the issued share capital of MPIC as 1 June 2007, at the date on which the MPIC's share option scheme was approved by the Company's shareholders on the annual general meeting held on 1 June 2007. The aggregate number of shares which may be issued upon exercise of the options granted and to be granted to any eligible participant (whether or not already an option holder) in any 12-month period shall not exceed 1% of the shares in issue at the relevant time.

The exercise price in relation to each option granted under the scheme shall be determined by MPIC's directors at their absolute discretion, but in any event shall not be less than (i) the closing price of MPIC's shares for one or more board lots of such MPIC's shares on the Philippine Stock Exchange (PSE) on the option grant date; (ii) the average closing price of MPIC's shares for one or more board lots of such MPIC's shares on the PSE for the five business days on which dealings in the MPIC's shares are made immediately preceding the option grant date; or (iii) the par value of the MPIC's shares, whichever is higher.

On 9 December 2008, 61,000,000 share options under MPIC's scheme were granted. The average fair value of options granted, as calculated based on the Black-Scholes option pricing model, was Peso 0.37 or an aggregate value of Pesos 22.8 million (US$0.5 million) for all options granted. The assumptions used were as follows:

Share price at the date of grant	Pesos 2.10
Exercise price	Pesos 2.12
Expected volatility (based on historical volatility of the MPIC's share commensurate with the average expected life of the options granted)	76%
Option life	4 years
Average risk-free interest rate (based on the Philippine government zero coupon bond)	6.26% per annum

On 10 March 2009, 62,925,245 share options under MPIC's scheme were granted. The average fair value of options granted, as calculated based on Black-Scholes option pricing model, was Peso 0.51 or an aggregate value of Pesos 31.8 million (US$0.7 million) for all options granted. The assumptions used were as follows:

Share price at the date of grant	Pesos 2.65
Exercise price	Pesos 2.73
Expected volatility (based on historical volatility of the MPIC's share commensurate with the average expected life of the options granted)	64%
Option life	4 years
Average risk-free interest rate (based on the Philippine government zero coupon bond)	4.53% per annum

The Black-Scholes option pricing model, applied for determining the estimated values of the share options granted under MPIC's scheme, requires input of higher subjective assumptions, including the expected stock price volatility. Changes in the subjective input assumptions can materially affect the estimated value of the options granted.

Details of the Group's accounting policy in respect of the share options granted are set out in Note 2D(r)(III) to the Company's 2008 audited financial statements set out on pages 103 and 104 of the Company's 2008 Annual Report.

At a special shareholders' meetings of MPIC held on 20 February 2009, MPIC's shareholders approved the amendments to MPIC's share options scheme which include (i) a refreshment of the number of MPIC options that may be granted to take into account of the increase in the capital stock of MPIC or other changes to its capital structure which have either been approved by the shareholders, implemented, in process, or which may potentially be approved or implemented in the future; and (ii) the inclusion in MPIC's share option plan of a requirement for MPIC to comply with relevant corporate requirements and regulations applicable to MPIC's parent company. The amendments were subsequently approved by the Company's shareholders in the annual general meeting held on 3 June 2009.

19. Related Party Transactions

Significant related party transactions entered into by the Group during the period are disclosed as follows:

(A) In June 2009, MPIC entered into a sale and purchase agreement with AB Holdings Corporation (ABHC), Alfred Xerex-Burgos, Jr. (AXB) (together the 49.0% shareholder of Landco) and Landco pursuant to which MPIC sold 1.3 million common shares of Landco (representing 17.0% interest in Landco) for a consideration of Pesos 203 million (approximately US$4.2 million) to ABHC. This transaction also constituted a connected transaction as defined in Chapter 14A of the Listing Rules and their details are disclosed in the Corporate Governance Report on page 54.

(B) Asia Link B.V. (ALBV), a wholly-owned subsidiary company of the Company, has a technical assistance agreement with Smart Communications, Inc. (Smart), a wholly-owned subsidiary company of PLDT, for ALBV to provide Smart with technical support services and assistance in the operations and maintenance of cellular mobile telecommunications services for a period of four years from 23 February 2008, subject to renewal upon mutual agreement between the parties. The agreement provides for payments of technical service fees equivalent to 1% (2008: 1%) of the consolidated net revenue of Smart.

The fee under the above arrangement amounted to Pesos 322 million (US$6.7 million) for the period ended 30 June 2009 (30 June 2008: Pesos 303 million or US$7.2 million). At 30 June 2009, the outstanding technical service fee payable amounted to Pesos 214 million (US$4.5 million) (31 December 2008: outstanding prepaid technical service fee of Pesos 8 million or US$0.2 million).

(C) In the ordinary course of business, Indofood has engaged in trade transactions with certain of its associated companies, joint ventures and affiliated companies, the majority of which are related to the Salim Family either through direct and/or common share ownership and common management. Mr. Anthoni Salim is the Chairman and a substantial shareholder of the Company and is the President Director and Chief Executive Officer of Indofood.

All significant transactions with related parties, whether or not conducted under normal terms and conditions similar to those with non-related parties, are disclosed as follows:

Nature of transactions

For the six months ended 30 June US$ millions	**2009**	2008
Income Statement Items		
Sales of finished goods		
– to associated companies and joint ventures	**14.0**	12.7
– to affiliated companies	**25.1**	28.1
Purchases of raw materials		
– from associated companies and joint ventures	**19.4**	22.9
– from affiliated companies	**5.7**	5.5
Management and technical services fee income and royalty income		
– from associated companies and joint ventures	**0.5**	0.5
– from affiliated companies	**2.5**	1.8
Insurance expenses		
– to affiliated companies	**1.4**	1.3
Rental expenses		
– to affiliated companies	**0.5**	0.6
Transportation and pump services expenses		
– to affiliated companies	**0.2**	0.2

Approximately 2% (2008: 2%) of Indofood's sales and 2% (2008: 2%) of its purchases were transacted with these related parties.

Nature of balances

US$ millions	At 30 June 2009	At 31 December 2008
Statement of Financial Position Items		
Accounts receivable – trade		
– from associated companies and joint ventures	**4.5**	2.6
– from affiliated companies	**11.8**	13.3
Accounts receivable – non-trade		
– from associated companies and joint ventures	**0.2**	0.4
– from affiliated companies	**10.4**	8.3
Accounts payable – trade		
– to associated companies and joint ventures	**4.9**	3.6
– to affiliated companies	**3.5**	2.3
Accounts payable – non-trade		
– to affiliated companies	**21.8**	19.2

(D) During the period ended 30 June 2009, MPIC's subsidiary company, Maynilad, entered into certain construction contracts with DMCI Holdings Inc. (DMCI) (a 44.6% shareholder of DMWC, Maynilad's parent company) for the latter's construction of water infrastructure for Maynilad. On 23 March 2009, Maynilad entered into (i) a framework agreement with D.M. Consunji, Inc. (Consunji), a subsidiary company of DMCI, in relation to the provision of engineering, procurement and/or construction services by Consunji to Maynilad for the period from 23 March 2009 to 31 December 2011 and (ii) a lease agreement with DMCI Project Developers, Inc. (DMCIPD), a subsidiary company of DMCI, for the renting of certain premises in the Makati City by DMCIPD to Maynilad for the period from 1 February 2009 to 31 January 2012. These related party transactions also constitute continuing connected transactions as defined in Chapter 14A of the Listing Rules and their details are disclosed in the Corporate Governance Report on page 54.

All significant transactions with DMCI group, whether or not conducted under normal terms and conditions similar to those with non-related parties, are disclosed as follows:

Nature of transactions

For the six months ended 30 June US$ millions	2009	2008
Income Statement Items		
Rental expenses	**0.1**	–
Capital Expenditure Items		
Construction services for water infrastructure obtained	**21.2**	–

Nature of balances

US$ millions	At 30 June 2009	At 31 December 2008
Statement of Financial Position Items		
Accounts receivable – trade	**5.4**	–
Accounts payable – trade	**0.1**	3.0

(E) During the period ended 30 June 2009, MPIC's subsidiary company, MNTC, collected toll fees through TMC, MPIC's associated company.

All significant transactions with TMC, whether or not conducted under normal terms and conditions similar to those with non-related parties, are disclosed as follows:

Nature of transactions

For the six months ended 30 June US$ millions	**2009**	2008
Income Statement Items		
Operator's fee	**14.3**	–
Management income	**0.1**	–
Guarantee income	**0.2**	–
Interest income	**0.2**	–

Nature of balances

US$ millions	**At 30 June 2009**	At 31 December 2008
Statement of Financial Position Items		
Accounts receivable – trade	**7.7**	7.3
Accounts payable – trade	**6.2**	5.6

20. Subsequent Events

(A) On 10 July 2009, LAWL Pte. Ltd (LAWL) completed the subscription of 791.1 million of new common shares issued by MPIC for Pesos 2.0 billion (approximately US$41.6 million), which reduced the Group's economic interest in MPIC from approximately 97.9% to approximately 90.3%. The Group is expected to record a dilution gain of approximately US$10 million from this transaction.

(B) On 14 July 2009, Pilipino Telephone Corporation (Piltel), a subsidiary company of PLDT, completed the acquisition of 223.0 million common shares of Manila Electric Company (Meralco) from First Philippine Utilities Corporation at a total consideration of Pesos 20.1 billion (approximately US$418.8 million).

On 17 July 2009 (the Reference Date), MPIC entered into two separate preliminary agreements (term sheets) with (a) Beneficial Trust Fund of PLDT (BTF Term Sheet) and (b) Crogan Limited (Crogan), a wholly-owned subsidiary company of the Company, and Metro Pacific Holdings, Inc. (MPHI), a Philippine affiliate of the Company (MPHI Term Sheet), respectively. The BTF Term Sheet contemplates that MPIC will purchase 113.3 million common shares of Meralco (representing an approximately 10.17% interest in Meralco) from BTF at a total consideration of Pesos 14.3 billion (approximately US$297.4 million), which will be partly funded by the cash proceeds from BTF's subscription of 2.7 billion new common shares of MPIC, at a price of Pesos 3.5 (US$0.073) per share, for a total subscription price of Pesos 9.5 billion (approximately US$197.4 million). The MPHI Term Sheet contemplates that MPIC will purchase 31.1 million common shares of Meralco (representing approximately 2.79% interest in Meralco) from Crogan at a total consideration of Pesos 3.9 billion (approximately US$81.6 million), which will be partly funded by the cash proceeds from MPHI's subscription of 742.5 million new common shares of MPIC, at a price of Pesos 3.5 (US$0.073) per share, at a total consideration of Pesos 2.6 billion (approximately US$54.1 million). In addition, according to the MPHI Term Sheet, Crogan has the option to (a) apply the remaining amount of consideration payable by MPIC to Crogan of Pesos 1.3 billion (approximately US$27.5 million) for the purchase of Meralco common shares in subscribing for more common shares of MPIC at the price of Pesos 3.5 (US$0.073) per share and (b) assign to MPHI its right to receive the said total consideration for the sale of Meralco common shares to MPIC.

Upon completion of the above transactions, the Group's economic interest in MPIC will be reduced from approximately 90.3% to either 73.0% or 73.7%, and the Group is expected to record a dilution gain of either US$40 million or US$42 million, depending on whether Crogan exercises the right to subscribe for more MPIC common shares (as mentioned above).

In addition, MPIC has undertaken in the BTF Term Sheet that, subject to favourable market conditions as determined by its board of directors, MPIC will conduct a fund raising exercise (a "Re-launch" of its listed shares) to broaden its current investor base, which will be effected by way of a public offering or placement of MPIC's shares to independent investors and result in an offering to public shareholders of a minimum of the lower of (a) 15% of MPIC's fully diluted equity and (b) US$100 million in value of shares valued at the Re-launch issue price. MPIC agreed that it would not, within a period of 90 days from the Reference Date, issue shares or other securities at a price less than the Pesos 3.5 (US$0.073) per share and in the alternative, that if MPIC do so, MPIC will compensate BTF and MPHI for the difference between the aggregate subscription price paid by BTF and MPHI for the above-mentioned subscriptions and the value of those shares at the Re-launch issue price in the form of additional MPIC common shares, to be issued at the Re-launch issue price.

21. Comparative Amounts

As explained in Note 1(B) to the Condensed Interim Financial Statements, due to the adoption of HKAS 1 (Revised) and HKFRS 8 during the period, the presentation of certain items and balances has been revised to comply with such changes. Accordingly, certain comparative amounts have been reclassified to conform with the current period's accounting presentation. In addition, the comparative income statement has been restated as if a discontinued operation had been discontinued at the beginning of the comparative period.

Review Report of the Independent Auditors

ERNST & YOUNG

To the Board of Directors of First Pacific Company Limited
(Incorporated in Bermuda with limited liability)

Introduction

We have reviewed the interim financial information set out on pages 33 to 51 which comprises the condensed consolidated statement of financial position of First Pacific Company Limited as at 30 June 2009 and the related condensed consolidated statements of income, comprehensive income, changes in equity and cash flows for the six-month period then ended, and explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and Hong Kong Accounting Standard 34 "Interim Financial Reporting" (HKAS 34) issued by the Hong Kong Institute of Certified Public Accountants.

The Directors are responsible for the preparation and presentation of this interim financial information in accordance with HKAS 34. Our responsibility is to express a conclusion on this interim financial information based on our review. Our report is made solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of Review

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Hong Kong Institute of Certified Public Accountants. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information is not prepared, in all material respects, in accordance with HKAS 34.

ERNST & YOUNG
Certified Public Accountants

18/F, Two International Finance Centre
8 Finance Street, Central
Hong Kong

4 September 2009

Review Statement of the Audit Committee

In accordance with the requirements of paragraph 39 of Appendix 16 of the Listing Rules issued by SEHK, the Audit Committee has reviewed the Interim Report for the six months ended 30 June 2009, including the accounting policies and practices adopted by the Group. The Audit Committee also has discussed auditing, internal control and financial reporting matters with the Company's management and its external auditors. The Company's external auditors were engaged by the Audit Committee to perform a review of the unaudited Condensed Interim Financial Statements for the six months ended 30 June 2009. The Review Report of the Auditors is set out on page 52.

Corporate Governance Report

First Pacific is committed to building and maintaining high standards of corporate governance. The Company has adopted its own Code on Corporate Governance Practices (the First Pacific Code), which incorporates the principles and requirements set out in the Code on Corporate Governance Practices (CG Code) contained in Appendix 14 of the Listing Rules.

First Pacific has applied these principles and complied with all the CG Code mandatory provisions and has also met all of the recommended best practices in the CG Code throughout the current financial period, except for the following:–

1. The appointment of Independent Non-executive Directors (INEDs) representing at least one-third of the board, currently only three out of thirteen Directors are INEDs.

2. The disclosure of details of remuneration payable to members of senior management on an individual and named basis in the annual reports and accounts.

3. The announcement and publication of quarterly financial results within 45 days after the end of the relevant quarter.

Further information concerning our corporate governance practices has been set out on pages 61 to 76 of the Company's 2008 Annual Report.

Having made specific enquiry, the Company can confirm that all of the Directors have complied with the Company's code of conduct regarding directors' securities transactions, prepared and adopted on terms no less exacting than the required standard set out in the Model Code for Securities Transactions by Directors of Listed Issuers, Appendix 10 of the Listing Rules.

Connected and Continuing Connected Transactions

The Independent Non-executive Directors discussed with the Directors in relation to the following connected and continuing connected transactions and approved the disclosure in the form of published announcements:–

- 6 January 2009: entering into of contracts involving provision of insurance services by connected persons of the Company to Indolakto on a continuing basis; and the revision of Indofood Insurance Caps for the years from 2008 to 2010.

- 7 January 2009: entering into of two new construction contracts between Maynilad and DMCI group in 2008 with expiry dates in 2009, which were awarded in accordance with Maynilad's open and public bidding process.

- 23 February 2009: entering into of a new construction contract between Maynilad and DMCI group which was awarded in accordance with Maynilad's open and public bidding process.

- 25 March 2009: entering into of a framework agreement between Maynilad and DMCI group as well as a lease agreement between Maynilad and DMCI Project Developers, Inc.

- 17 April 2009: entering into of a Civil Works Contract between Manila North Tollways Corporation (MNTC) and Leighton Contractors (Asia) Limited – Philippine Branch; as well as a Fixed Operating Equipment Design, Supply and Installation Contract between MNTC and Egis Projects Philippines, Inc. (Egis).

- 20 May 2009: revision of the annual cap relating to the framework agreement between Maynilad and DMCI group for the year 2009.

- 24 June 2009: disposal of 17.0% interest in Landco Pacific Corporation by MPIC to AB Holdings Corporation.

- 17 July 2009: entering into of a System Upgrade Contract between MNTC and Egis.

- 20 July 2009: Discloseable and Connected Transactions relating to deemed disposal of interest in MPIC arising from share subscription by Beneficial Trust Fund (BTF) of PLDT in MPIC; as well as acquisition of interest in Manila Electric Company by MPIC from BTF.

Risk Management and Internal Control

The Board is responsible for maintaining an adequate system of internal controls in the Group and reviewing its effectiveness through the Audit Committee.

In addition, during the period ended 30 June 2009, the Audit Committee reviewed and advised that:

- The internal controls and accounting systems of the Group function effectively and are designed to provide reasonable assurance that material assets are protected, business risks attributable to the Group are identified and monitored, material transactions are executed in accordance with management's authorization and the financial statements are reliable for publication and compliant with all relevant laws and regulations.

- There are processes in place for identifying, evaluating and managing the material business risks faced by the Group. Such processes are incorporated in all the Group's businesses.

- There are initiatives to improve certain processes to further strengthen internal controls and enhance risk management within the Group.

Interests of Directors and Substantial Shareholders

Interests of Directors in the Company and its Associated Corporations

At 30 June 2009, the interests and short positions of the Directors and chief executive of the Company in the shares of the Company, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of Laws of Hong Kong) (SFO)) which (a) were required to be notified to the Company and SEHK pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO); or (b) were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (c) were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (Model Code), to be notified to the Company and SEHK were as follows:

(A) Long positions in Shares in the Company

Name	Ordinary shares	Approximate percentage of issued share capital (%)	Ordinary share options
Anthoni Salim	1,422,455,963(C)(i)	44.22	–
Manuel V. Pangilinan	6,622,759(P)	0.21	62,000,000
Edward A. Tortorici	38,932,131(P)	1.21	18,200,000
Robert C. Nicholson	10,762(P)	0.00	29,500,000
Ambassador Albert F. del Rosario	600,000(P)	0.02	6,000,000
Benny S. Santoso	–	–	6,000,000
Graham L. Pickles	–	–	3,160,000
Prof. Edward K.Y. Chen, *GBS, CBE, JP*	–	–	4,500,000
Sir David W.C. Tang, *KBE*	–	–	3,160,000

(C) = Corporate interest, (P) = Personal interest

(i) Anthoni Salim owns 100% of First Pacific Investments (BVI) Limited which, in turn, is interested in 632,226,599 shares in the Company. Of this, 33.334% is held by Anthoni Salim directly, and 66.666% by Salerni International Limited (a company which Anthoni Salim directly holds 100% of the issued share capital). Anthoni Salim also owns 56.8% of First Pacific Investments Limited which, in turn, is interested in 790,229,364 shares in the Company. Of this, 10.0% is held by Anthoni Salim directly, and 46.8% by Salerni International Limited. The remaining 43.2% interest in First Pacific Investments Limited is owned as to 30.0% by Sutanto Djuhar, 10.0% by Tedy Djuhar and 3.2% by a company controlled by Ibrahim Risjad, all of whom are Non-executive Directors of the Company.

(B) Long positions in Shares in Associated Corporations

- Manuel V. Pangilinan owned 1,342,404 common shares(P) (0.01%)* and 15,000,000 share options in Metro Pacific Investments Corporation (MPIC), 208,033 common shares(P) (0.11%)* in Philippine Long Distance Telephone Company (PLDT) and 360 preferred shares(P) (less than 0.01%)* in PLDT as beneficial owner and a further 15,417 common shares (less than 0.01%)* in PLDT as nominee, as well as 25,000 common shares(P) (less than 0.01%)* in Philex Mining Corporation (Philex).
- Edward A. Tortorici owned 69,596 common shares(C) and 660,000 common shares(P) (collectively less than 0.01%)* as well as 10,000,000 share options in MPIC and 104,874 common shares(P) (0.06%)* in PLDT.
- Robert C. Nicholson owned 1,250 common shares(P) (less than 0.01%)* in Philex.
- Sutanto Djuhar owned 15,520,335 shares(C) (0.18%)* in PT Indofood Sukses Makmur Tbk (Indofood).
- Tedy Djuhar owned 15,520,335 shares(C) (0.18%)* in Indofood.
- Ibrahim Risjad owned 6,406,180 shares(C) (0.08%)* in Indofood.
- Anthoni Salim owned 632,370 shares(C) (less than 0.01%)* in Indofood and a direct interest of 2,007,788 shares (0.14%)* in Indofood Agri Resources Ltd. (IndoAgri) through his controlled corporations other than First Pacific and an indirect interest of 998,200,000 IndoAgri shares (69.38%)* through First Pacific group companies.

- Ambassador Albert F. del Rosario owned 140,005 common shares(P) (0.08%)* and 1,560 preferred shares(P) (less than 0.01%)* in PLDT, 16,624 common shares(P) (less than 0.01%)* and 5,000,000 share options in MPIC, 32,231,970 preferred shares (54.9%)* in Prime Media Holdings, Inc. (PMH) as nominee, 4 common shares(P) (less than 0.01%)* in PMH as beneficial owner, 4,922 common shares(P) (2.46%)* in Costa de Madera Corporation, 15,000 common shares(P) (5.0%)* in Metro Pacific Land Holdings Inc., and 80,000 common shares(P) (20.0%)* in Metro Strategic Infrastructure Holdings, Inc.

- Napoleon L. Nazareno owned 6,648 common shares(P) (less than 0.01%)* in MPIC, 13,927 common shares(P) (less than 0.01%)* and 495 preferred shares(P) (less than 0.01%)* in PLDT.

(P) = Personal interest, (C) = Corporate interest

* *Approximate percentage of the issued capital of the respective class of shares in the respective associated corporations as at 30 June 2009*

At 30 June 2009, other than as disclosed, none of the Directors and chief executive of the Company were interested, or were deemed to be interested in the long and short positions in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of the SFO) which (a) were required to be notified to the Company and SEHK pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (c) were required, pursuant to the Model Code, to be notified to the Company and SEHK.

Interests of Substantial Shareholders in the Company

The register of interests in shares and short positions of substantial shareholders maintained under Section 336 of the SFO shows that at 30 June 2009, the Company had been notified that the following persons were interested in 5% or more of the Company's issued share capital:

(a) Salerni International Limited (Salerni), which was incorporated in the British Virgin Islands, was interested in 1,422,455,963 ordinary shares of the Company (long position) at 30 June 2009, representing approximately 44.22% of the Company's issued share capital, by way of its 46.80% interest in First Pacific Investments Limited (FPIL-Liberia) and its 66.666% interest in First Pacific Investments (BVI) Limited (FPIL-BVI).

(b) FPIL-Liberia, which was incorporated in the Republic of Liberia, beneficially owned 790,229,364 ordinary shares at 30 June 2009, representing approximately 24.57% of the Company's issued share capital at that date. FPIL-Liberia is owned by the Chairman (Anthoni Salim) and three Non-executive Directors (Sutanto Djuhar, Tedy Djuhar and Ibrahim Risjad), in the proportion specified in note (i) of the table on page 56. Anthoni Salim is taken to be interested in the shares owned by FPIL-Liberia.

(c) FPIL-BVI, which was incorporated in the British Virgin Islands, beneficially owned 632,226,599 ordinary shares at 30 June 2009, representing approximately 19.65% of the Company's issued share capital at that date. Anthoni Salim, the Chairman of the Company, beneficially owns the entire issued share capital of FPIL-BVI and, accordingly, is taken to be interested in the shares owned by FPIL-BVI.

(d) Marathon Asset Management Limited (Marathon), a U.K. incorporated company, notified the Company that it held 208,871,173 ordinary shares of the Company in August 2008, representing approximately 6.48% of the Company's issued share capital at that time. As at 30 June 2009, the Company has not received any other notification from Marathon of any change to such holding.

(e) Lazard Asset Management LLC (Lazard), a U.S.A. incorporated company, notified the Company that it held 193,365,000 ordinary shares of the Company in July 2009, representing approximately 6.01% of the Company's issued share capital at that time.

Other than as disclosed above, the Directors and chief executive of the Company are not aware of any person at 30 June 2009 who had an interest or short position in the shares or underlying shares and debentures of the Company which would be required to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was interested, directly or indirectly, in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at the general meetings of the Company.

Purchase, Sale or Redemption of Listed Securities

Neither the Company, nor any of its subsidiary companies, has made any purchase, sale or redemption of any of the Company's listed securities during the period.

Information for Investors

Financial Diary

Preliminary announcement of 2009 interim results	4 September 2009
Last day to register for interim dividend	22 September 2009
Interim report posted to shareholders	30 September 2009
Payment of interim dividend	9 October 2009
Financial year-end	31 December 2009
Preliminary announcement of 2009 results	23 March 2010*

* *Subject to confirmation*

Head Office

24th Floor, Two Exchange Square
8 Connaught Place
Central, Hong Kong SAR
Telephone : (852) 2842 4388
Fax : (852) 2845 9243
E-mail : info@firstpacific.com

Registered Office

Canon's Court
22 Victoria Street
Hamilton HM12, Bermuda
Telephone : (1 441) 295 2244
Fax : (1 441) 295 8666

Website

www.firstpacific.com

Share Information

First Pacific shares are listed on The Stock Exchange of Hong Kong Limited and are traded over the counter in the United States in the form of American Depositary Receipts
Listing date : 12 September 1988
Par value : U.S.1 cent per share
Lot size : 2,000 shares
Number of ordinary shares issued: 3,216,937,003

Stock Codes

SEHK : 00142
Bloomberg : 142 HK
Thomson Reuters : 0142.HK

American Depositary Receipts (ADRs) Information

Level: 1
ADRs Code: FPAFY
CUSIP reference number: 335889200
ADRs to ordinary shares ratio: 1:5
ADRs depositary bank: The Bank of New York Mellon

To Consolidate Shareholdings

Write to our principal share registrar and transfer office in Bermuda at:
Butterfield Fulcrum Group (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke HM08, Bermuda

Or the Hong Kong branch registrar at:
Computershare Hong Kong Investor Services Limited

Registrar Office
Rooms 1806-1807, 18th Floor, Hopewell Centre
183 Queen's Road East
Wanchai, Hong Kong SAR
Telephone : (852) 2862 8555
Fax : (852) 2865 0990/(852) 2529 6087
E-mail : hkinfo@computershare.com.hk

Transfer Office
Shops 1712-1716, 17th Floor, Hopewell Centre
183 Queen's Road East
Wanchai, Hong Kong SAR

A Chinese Version of this Report, or Additional Information

Available at:
www.firstpacific.com

Or contact:
Sara Cheung
Vice President
Group Corporate Communications
First Pacific Company Limited
24th Floor, Two Exchange Square
8 Connaught Place
Central, Hong Kong SAR
Telephone : (852) 2842 4374
Fax : (852) 2845 9243
E-mail : info@firstpacific.com

Auditors

Ernst & Young
18th Floor, Two International Finance Centre
8 Finance Street
Central, Hong Kong SAR

Solicitors

Richards Butler in association with Reed Smith LLP
20th Floor, Alexandra House
16-20 Chater Road
Central, Hong Kong SAR

Principal Bankers

Calyon Corporate and Investment Bank
Mizuho Corporate Bank, Ltd.
Standard Chartered Bank
Standard Bank Asia Limited
Banco de Oro Unibank, Inc.
Metropolitan Bank & Trust Company

Summary of Principal Investments

At 30 June 2009

Philippine Long Distance Telephone Company

PLDT (PSE: TEL; NYSE: PHI) is the leading telecommunications service provider in the Philippines. It has common shares listed on the Philippine Stock Exchange and American Depositary Receipts (ADRs) listed on the New York Stock Exchange. It has one of the largest market capitalizations among Philippine listed companies. Through its three principal business groups, PLDT offers a wide range of telecommunications services: Wireless (principally through wholly-owned subsidiary company, Smart Communications, Inc.); Fixed Line (principally through PLDT); and Information and Communications Technology (principally through wholly-owned subsidiary company, ePLDT). PLDT has developed the Philippines' most extensive fiber optic backbone, cellular, fixed line and satellite networks.

Sector	:	Telecommunications
Place of incorporation/business area	:	The Philippines
Issued number of shares	:	186.8 million
Particulars of issued shares held	:	Common shares of Pesos 5 par value
Economic interest	:	26.5%

Further information on PLDT can be found at www.pldt.com

Metro Pacific Investments Corporation

MPIC (PSE: MPI) is a publicly-listed investment and management company based in the Philippines with holdings in infrastructure, utilities and healthcare enterprises.

Sector	:	Infrastructure, Utilities and Healthcare
Place of incorporation/business area	:	The Philippines
Issued number of shares	:	9.4 billion
Particulars of issued shares held	:	Common shares of Peso 1 par value
Economic interest	:	97.9%

Further information on MPIC can be found at www.mpic.com.ph

PT Indofood Sukses Makmur Tbk

Indofood (IDX: INDF) is a "Total Food Solutions" company engaged in food manufacturing, processing, marketing and distribution. Indofood is based in Jakarta and is listed on the Indonesia Stock Exchange and its Agribusiness subsidiaries, Indofood Agri Resources Ltd and PT PP London Sumatra Indonesia Tbk are listed on the Singapore and Indonesia Stock Exchanges. Through its four complementary strategic business groups, Indofood offers and distributes a wide range of food products throughout Indonesia: Consumer Branded Products (noodles, dairy, food seasonings, snack foods and nutrition and special foods), Bogasari (flour and pasta), Agribusiness (oil palm, rubber, sugar cane, cocoa and tea plantations, cooking oils, margarine and shortening) and Distribution. Indofood is one of the world's largest instant noodle manufacturers by volume, plantation companies by hectarage and the largest flour miller in Indonesia. Indofood's flourmill in Jakarta is one of the largest in the world in terms of production capacity in one location. It also has an extensive distribution network in Indonesia.

Sector	:	Consumer Food Products
Place of incorporation/business area	:	Indonesia
Issued number of shares	:	8.8 billion
Particulars of issued shares held	:	Shares of Rupiah 100 par value
Economic interest	:	50.1%

Further information on Indofood can be found at www.indofood.co.id

Philex Mining Corporation

Philex (PSE: PX) is a Philippine listed company engaged in exploration, development and utilization of mineral resources.

Sector	:	Natural Resources
Place of incorporation/business area	:	The Philippines
Issued number of shares	:	4.9 billion
Particulars of issued shares held	:	Common shares of Peso 1 par value
Economic interest	:	23.1%

Further information on Philex can be found at www.philexmining.com.ph

FIRST PACIFIC

First Pacific Company Limited

24th Floor, Two Exchange Square
8 Connaught Place, Central, Hong Kong SAR
Telephone : (852) 2842 4388
Fax : (852) 2845 9243
Email : info@firstpacific.com
Website : www.firstpacific.com

A Chinese version of this interim report is available at www.firstpacific.com or from the Company on request.
本中期報告之中文版可瀏覽 www.firstpacific.com 或向本公司索取。

Design and production : Capital Financial Press Limited